BITAL
BANCO INTERNACIONAL

SOCIEDAD ANONIMA
NEW YORK AGENCY
437 MADISON AVENUE
NEW YORK, N.Y. 10022
212-758-2660

02049455

02 AUG 20 AM 9:32

August 14, 2002

SUPPL

United States Securities
and Exchange Commission
Office of International Corporate Finance
450 5th Street
Washington, DC 20549

Re: File No. 82-3548 – Exemption Pursuant to Rule 12g3-2(b)
Grupo Financiero Bital, S.A. de. C.V.

Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copy of our 2002 Second Quarter Results Summary for your records.

Should you have any questions, or require any additional information, please do not hesitate to contact us.

Sincerely,

Alejandro Garabedian
Vice President

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

AG:dmm

Enclosure

BITAL

GRUPO FINANCIERO BITAL

2002 SECOND QUARTER RESULTS SUMMARY [1]

México D.F., July 26, 2002

- Grupo Financiero Bital (GF Bital) earned a net income of MXP 230.8 Million during the first six months of this year, or MXP 210.3 Million without considering extraordinary items.

- Banco Internacional (BITAL) earned a net consolidated income of MXP 127.2 Million, which is 43.2% lower than MXP 223.9 Million earned during the first half of the previous year
    - Without considering extraordinary expenses of MXP 27.6 Million, net income was 30.8% lower than that generated for the same period of the previous year, due to a decline in interest rates and the unfavorable market behavior.
    - Allowances for loan losses amounted to 149.9% with respect to non-performing loans. These allowances include MXP 1,500 Million created in the first quarter of this year that will be applied towards Banco del Atlantico. The coverage ratio for non-performing loans would have amounted to 118.7% if Banco del Atlantico provisions were excluded.
- Estimated capital adequacy ratio with respect to credit and market risk-weighted assets was 9.26%, which compares favorably with 9.16% for the previous quarter.
- The Boards of Directors of GF Bital and BITAL approved on July 25, 2002, a capital increase whereby ING Group will participate in the capital of BITAL equivalent to 19.2% of the Bank's capital, in exchange for MXP 200 Million.
- HSBC Holdings PLC completed its due-diligence process on GF Bital and is considering making an offer for the acquisition of a controlling interest in GF BITAL.
- Banco Santander Central Hispano announced that, for the time being, they will not make an offer to increase its current ownership in GF Bital.

---

[1] *The information contained in this report is presented on a consolidated basis in accordance with the National Banking and Securities Commission (CNBV), governing financial institutions and other regulated companies. Figures in this report appear in Constant Pesos as of June 30, 2002. Growth as reported is in real terms.*

Group Holding Company [\2]

GF Bital's consolidated assets amounted to MXP 130,482.4 Million, which represents an increase of 8.5% over the last twelve months (excluding Seguros Bital and Fianzas México Bital). Total assets decreased by 0.4% relating to the creation of provisions in the Bank's portfolio.

During the quarter, 13,691 mandatorily convertible subordinated debentures GFBITAL 95A-D were converted into GFBITAL O shares. This operation was equivalent to a nominal amount of MXP 10.3Million. As a result, 12,177,128 new shares were subscribed by the debenture-holders.

Additionally, 101,890 GFBITAL 95L and 90,620 GFBITAL 96L mandatorily convertible subordinated debentures were converted into L shares, equivalent to a nominal amount of MXP 10.2 Million and MXP 9.1 Million, respectively. As a result of the aforementioned conversions, 2,323,768 new shares were subscribed by the debenture-holders.

Consequently, as of the end of June, 651,477,556 GFBITAL O shares and 98,499,999 GFBITAL L shares represented GF Bital's capital.

GF Bital completed as of July 12, 2002, an increase in its capital for an amount of MXP 281.1 Million. In this transaction 37,479,000 GFBITAL O shares were subscribed by the current shareholders at a subscription price of MXP 7.50 pesos per share. This equity offering constitutes a supplement to the one executed on March 14, 2002, for MXP 974 Million, in which 129,901,171 GFBITAL O shares were issued. The proceeds of this transaction will be used to increase BITAL's capital in the third quarter of 2002.

Total stockholder's equity amounted to MXP 7,797.6 Million, reflecting an increase of 0.6% with respect to the previous quarter. With respect to the previous year, equity decreased 0.4% due to the provisions created in the Bank. Total equity includes MXP 1,334.5 Million of outstanding mandatorily convertible subordinated debentures. Book value increased from MXP 8.47 to MXP 8.53 as compared to the previous quarter.

GF Bital reported at quarter-end an accumulated net income of MXP 130.8 Million (MXP 210.3 Million without considering extraordinary items). This last result represents a reduction of 27% in the year due mainly to lower income generated in the Bank, as well as non-recurrent expenses both in the Bank and in the Holding Company. In the case of the Group, these non-recurrent expenses are related to changes in the composition of the shareholders' structure.

[\2] *In accordance with CNBV guidelines, Grupo Financiero Bital consolidates the results of Banco Internacional (BITAL), Casa de Bolsa, Almacenadora Bital and Servicios Corporativos Prime.*
Fianzas México Bital and Seguros Bital continue to appear in the Group's financial statements under the equity participation accounting method, since the accounting methodology of these subsidiaries differ from those used by the other companies, primarily with regards to deferred taxes and inflationary accounting for the monetary position and results.
The general accounting principles as specified by the CNBV have been utilized within this report and are consistent with those utilized in the previous quarter financial reports.

NET INCOME [13]

Constant Pesos	For the Quarter 2001 Jun. 30	2001 Mar. 31	**2002 Jun. 30**	Growth vs. Prev Quarter	vs. Prev Year	Last Twelve Months 2001 Jun. 30	**2002 Jun. 30**	vs. Prev Year
Stockholders' equity (Millions of MXP)	8,118.7	7,751.7	**7,797.6**	0.6%	-4.0%			
Minus: Convertible subordinated debt	2,510.0	1,454.8	**1,334.5**	-8.3%	-46.8%			
Minus: Minority interest	85.0	67.1	**67.7**	0.9%	-20.3%			
	5,523.7	6,229.8	**6,395.3**	2.7%	15.8%			
Book value (MXP)	10.717	8.470	**8.527**	0.7%	-20.4%			
Net income (Millions of MXP)	151.9	102.6	**28.2**	-72.5%	-81.4%	496.2	**311.3**	-37.2%
Earnings per share (MXP)	0.295	0.184	**0.038**	-79.2%	-87.0%	0.963	**0.497**	-48.4%
Fully diluted earning per share *(MXP)	0.275	0.179	**0.038**	-78.7%	-86.1%	0.963	**0.497**	-48.4%
Non-recurrent income (loss)	-	-	**(79.6)**			103.2	**(79.6)**	
Net income w/o non-recurrent items	151.9	102.6	**107.8**	5.1%	-29.0%	392.9	**390.9**	-0.5%
Effect on earnings per share	-	-	**(0.108)**			0.200	**(0.108)**	
Outstanding shares (Millions)								
Average	515,371,988	558,804,863	739,123,961			515,327,467	627,030,166	
Period end	515,420,786	735,536,659	749,977,555			515,420,786	749,977,555	

The reduction in net income was due primarily to a decrease in the Bank's financial margin associated with the reduction in interest rates, the creation of part of the provisions needed to comply with the capitalization process and the volatility of the markets observed in the last two months. These effects were partially compensated with the behavior in the deposit base, consumer credit and service fees.

SUBSIDIARIES

Millions of Constant Pesos	Total Assets 2001 Jun. 30	2002 Mar. 31	**2002 Jun. 30**	Total Equity 2001 Jun. 30	2002 Mar. 31	**2002 Jun. 30**	Net Income 2001 Jun. 30	2002 Mar. 31	**2002 Jun. 30**
Banco Internacional	118,917.3	129,003.8	**128,864.1**	7,684.2	7,031.7	**6,992.7**	223.9	78.2	**127.2**
Almacenadora Bital	143.4	139.7	**132.0**	110.8	112.2	**104.1**	1.4	1.5	**2.3**
Casa de Bolsa Bital	640.1	1,385.4	**944.5**	156.1	119.9	**121.3**	8.9	(2.8)	**(1.0)**
Fianzas México Bital	661.9	680.3	**659.4**	251.9	240.9	**246.8**	21.4	7.6	**13.5**
Seguros Bital	986.0	1,314.0	**1,396.5**	489.0	546.1	**594.2**	17.0	34.3	**81.1**
Operadora de Fondos Bital	-	1.3	**1.6**	-	1.2	**1.2**	-	0.2	**0.2**

BITAL [14]

Results. BITAL registered for the second quarter of 2002 a net income of MXP 49.0 Million, which is 37.4% lower than the income earned during the previous quarter. With respect to the same quarter a year ago, net income was 50.5% lower. It is worth noting that during the quarter, the Bank registered non-recurring expenses of MXP 27.6 Million related to changes in the Institutions corporate structure. Without these non-recurrent expenses, net income would

[13] *Fully diluted net income is calculated considering the conversion of subordinated debt (GFBITAL95A-D, GFBITAL95B-D, GFBITAL95L and GFBITAL96L) at the beginning of the respective period. For some periods, the conversion does not generate a dilution effect on the Group's earning per share. Had subordinated debentures been converted on June 30, 2002, total number of fully diluted shares would have been 905.8 Million.*

[14] *In accordance with the CNBV guidelines stated in Circular 1448, BITAL consolidates the financial information of its subsidiaries: B.I. Financial Holding, Ltd. (which in turn consolidates B.I. Bank & Trust, Ltd. both Grand Cayman entities), Inmobiliaria Bisa, Inmobiliaria Grufin, Inmobiliaria Guatusi, Inmobiliaria Nuevo París and Edificaciones Prime. Several items that constitute the financial statements have been regrouped in accordance to rules issued by the CNBV. These changes were applied consistently over all of the periods presented in this report.*

have amounted to MXP 76.6 Million, which is 2.1% and 22.7% lower than the previous quarter and the same quarter of the previous year, respectively.

The reduction in this quarter's results with respect to the previous quarter was due to the amortization of deferred taxes for MXP 191.9 Million, which in turn was the result of a higher taxable income registered in the second quarter of the year. This increase is associated with the growth in pre-tax profits (before non-recurring items), which amounted to MXP 291.6 Million, fifteen times greater than that registered in the previous quarter. This growth was the result of the reduction of 4.9% in operating expenses and 68.4% in provisions charged to income, as well as an increase of 12.2% in fee income. These were partially offset by a 1.3% reduction in the financial margin, which is explained by a drop in interest rates (average TIIE decreased from 8.5% to 7.6%), and by a loss in brokerage activities resulting from market behavior in the last two months.

On a year-to-date basis, net income as of June 30, 2002, was MXP 127.2 Million, 43.2% lower than in the previous year. Without the MXP 27.6 Million non-recurrent expenses registered in the second quarter, net income would have been 30.9% lower than that of the previous year. The reduction in net income was due mainly to a 20.3% reduction in the financial margin related to the drop in interest rates (average TIIE decreased from 16.0% to 8.0%), as well as a 66.5% reduction in brokerage activities income.

NET INCOME

Millions of Constant Pesos	*For the Quarter*			*Growth*		*Year to date*		
	2Q01	*1Q02*	***2Q02***	*2Q02 vs. 1Q02*	*2Q02 vs. 2Q01*	*2Q01*	*2Q02*	*2Q02 vs. 2Q01*
Net interest income	2,135.7	1,907.6	**1,883.5**	-1.3%	-11.8%	4,756.8	**3,791.1**	-20.3%
Minus: Loan-loss provisions	960.0	636.1	**201.2**	-68.4%	-79.0%	1,914.2	**837.3**	-56.3%
Risk-adjusted net interest income	1,175.8	1,271.6	**1,682.3**	32.3%	43.1%	2,842.6	**2,953.9**	3.9%
Fee income	994.2	993.5	**1,115.1**	12.2%	12.2%	1,866.7	**2,108.6**	13.0%
Fees paid	129.0	120.3	**131.2**	9.1%	1.7%	254.1	**251.5**	-1.0%
Trading income	739.5	416.4	**(29.9)**	-107.2%	-104.0%	1,148.8	**386.5**	-66.4%
Total operating income	2,780.5	2,561.2	**2,636.3**	2.9%	-5.2%	5,604.0	**5,197.5**	-7.3%
Operating & promotional expenses	2,334.3	2,434.2	**2,313.8**	-4.9%	-0.9%	4,719.8	**4,748.0**	0.6%
Net operating income	446.2	127.0	**322.4**	153.9%	-27.7%	884.2	**449.4**	-49.2%
Other products and benefits	67.5	14.6	**39.2**	168.3%	-41.9%	82.0	**53.9**	-34.3%
Other expenses	313.2	122.3	**70.1**	-42.7%	-77.6%	513.1	**192.4**	-62.5%
Net income before taxes	200.5	19.3	**291.6**	1410.8%	45.5%	453.1	**310.9**	-31.4%
Income tax and profit sharing	31.5	32.8	**38.4**	17.0%	22%	63.4	**71.2**	12.3%
Deferred income tax	(74.4)	91.2	**(191.9)**	-310.5%	157.9%	(171.5)	**(100.7)**	-41.3%
Net income before subsidiaries	94.6	77.7	**61.3**	-21.1%	-35.2%	218.3	**139.0**	-36.3%
Undistributed income from subsidiaries	4.5	0.5	**15.3**	2696.8%	240.5%	5.6	**15.8**	181.8%
Net income before extraordinary items	99.0	78.2	**76.6**	-2.1%	-22.7%	223.9	**154.8**	-30.9%
Extraordinary items	-	-	**(27.6)**	-	-	-	**(27.6)**	-
Minority interest	0.0	0.0	**0.0**	-	-	0.0	**0.0**	-
Net income	**99.0**	**78.2**	**49.0**	-37.4%	-50.5%	**223.9**	**127.2**	-43.2%

Net interest income amounted to MXP 1,883.5 Million, and shows a reduction of 1.3% with respect to the previous quarter and 11.8% with respect to the same quarter of the previous year. The decrease over the quarter is the result of a reduction of MXP 216 Million (5.2%) in interest income and of MXP 180.5 Million (8.1%) in interest expense, due in both cases to the reduction in interest rates. This effect was compensated partially with the increase in traditional deposits

and consumer loans, and by the capital increase and conversion of subordinated debentures which has generated lower cost of funding.

On a year-to-date basis, net interest income amounted to MXP 3,791.1 Million, which represents a reduction of 20.3% with respect to the first half of the previous year as a result of interest rates reduction. This behavior is explained by a decrease in interest income of MXP 5,699.1 Million (41.5%) and in interest expenses of MXP 4,754.8 Million (52.6%).

NET INTEREST INCOME

Millions of Constant Pesos	*For the Quarter*			*Growth*		*Year to date*		
	2Q01	*1Q02*	***2Q02***	*2Q02 vs. 1Q02*	*2Q02 vs. 2Q01*	*2Q01*	*2Q02*	*2Q02 vs. 2Q01*
Interest income								
From loans and securities	5,947.4	3,917.7	**3,680.7**	-6.0%	-38.1%	13,358.1	7,598.4	-43.1%
Loan fees	200.5	210.0	**231.5**	10.3%	15.5%	372.3	441.5	18.6%
FX gains	(2.6)	-	-	n.a.	n.a.	9.3	-	-100.0%
UDI conversion gains	-	0.5	**(0.5)**	-200.0%	n.a.	-	-	n.a.
	6,145.3	4,128.1	**3,911.8**	-5.2%	-36.3%	13,739.7	8,039.9	-41.5%
Interest expenses								
Interest paid	4,028.1	2,221.7	**1,998.9**	-10.0%	-50.4%	9,014.4	4,220.5	-53.2%
FX losses	-	1.0	**27.0**	2634.2%	n.a.	-	28.0	-
UDI conversion losses	12.4	11.5	**27.7**	141.1%	122.8%	28.0	39.1	39.6%
	4,040.5	2,234.1	**2,053.6**	-8.1%	-49.2%	9,042.5	4,287.7	-52.6%
Monetary position (margin)	31.0	13.6	**25.3**	85.4%	-18.4%	59.5	38.9	-34.6%
Net interest income	**2,135.7**	**1,907.6**	**1,883.5**	**-1.3%**	**-11.8%**	**4,756.8**	**3,791.1**	**-20.3%**

Provisions charged to income during the quarter amounted to MXP 201.2 Million, which is 68.4% lower than that registered in the previous quarter and 79.0% lower than that of the previous year. On an accumulated basis, provisions charged to income were 56.3% lower than in the first half of 2001. In this respect, the Bank continues to channel its operating income towards the improvement of asset quality.

LOAN LOSS PROVISIONS

Millions of Constant Pesos	*For the Quarter*			*Growth*		*Year to date*		
	2Q01	*1Q02*	***2Q02***	*2Q02 vs. 1Q02*	*2Q02 vs. 2Q01*	*2Q01*	*2Q02*	*2Q02 vs. 2Q01*
Loan-loss provisions								
Global loan loss provisions	717.8	409.4	**110.0**	-73.1%	-84.7%	**1,410.4**	**519.3**	-63.2%
Additional provisions for Banxico-UDI Trusts	-	-	-	-	-	-	-	-
Provisions for Fobaproa/IPAB loss-sharing scheme and incentives program	242.1	226.7	**91.3**	-59.7%	-62.3%	**503.8**	**318.0**	-36.9%
	960.0	**636.1**	**201.2**	**-68.4%**	**-79.0%**	**1,914.2**	**837.3**	**-56.3%**

Net fee income for the quarter reflected an increase of 12.7% and 13.7% with respect to 1Q02 and 2Q01, respectively. In particular, account management fees totaled MXP 365.2 Million, an increase of 17.6% with respect to the previous quarter and 28.3% with respect to the same quarter a year ago. The key elements that caused this behavior were, the increase in consumer credit, increases in the number of transactions, the introduction of new fees following market trends, the increase in the number of internet banking users, cheque fees and income related to bankassurance, particularly in car insurance.

Net fees accumulated in the year amounted to MXP 1,857.1 Million, which represents an increase of 15.2% with respect to the previous year.

Brokerage activities income showed a net loss of MXP 29.9 Million during the quarter. This result is derived from trading activities and mark-to-market valuation of the securities portfolio, as well as Repo operations. This negative result affected the accumulated income from

brokerage activities, which amounted to MXP 389.5 Million, a reduction of 66.5% with respect to the first half of the previous year. This is the result of the volatile market behavior that prevailed during the months of May and June of 2002.

NON INTEREST INCOME

Millions of Constant Pesos	*For the Quarter*			*Growth*		*Year to date*		
	2Q01	*1Q02*	***2Q02***	*2Q02 vs. 1Q02*	*2Q02 vs. 2Q01*	*2Q01*	*2Q02*	*2Q02 vs. 2Q01*
Fee income								
Account management	284.5	310.5	**365.2**	17.6%	28.3%	538.0	675.7	25.6%
Service fees	709.7	683.0	**749.9**	9.8%	5.7%	1,328.7	1,432.9	7.8%
	994.2	**993.5**	**1,115.1**	**12.2%**	**12.2%**	**1,866.7**	**2,108.6**	**13.0%**
Minus: Fees paid	129.0	120.3	131.2	9.1%	1.7%	254.1	251.5	-1.0%
Net Fees	**865.2**	**873.2**	**983.9**	**12.7%**	**13.7%**	**1,612.6**	**1,857.1**	**15.2%**
Brokerage activities income								
FX operations	118.1	114.4	**142.2**	24.3%	20.4%	263.2	256.6	-2.5%
Realized gains on securities, net	139.1	79.1	**(23.9)**	-130.3%	-117.2%	207.3	55.2	-73.4%
Repurchase agreements	509.6	123.7	**47.1**	-61.9%	-90.8%	681.1	170.8	-74.9%
Unrealized gains on securities	(27.3)	99.2	**(195.3)**	-296.8%	616.1%	(2.9)	(96.0)	3175.4%
	739.5	**416.4**	**(29.9)**	**-107.2%**	**-104.0%**	**1,148.8**	**386.5**	**-66.4%**

Non interest expenses totaled MXP 2,313.8 Million. This represents a reduction of 4.9% with respect to the previous quarter. This reduction is related to expenses incurred in the first quarter related to the incorporation of Banco del Atlantico. With respect to the second quarter of the previous year, expenses decreased by 0.9%.

NON-INTEREST EXPENSES

Millions of Constant Pesos	*For the Quarter*			*Growth*		*Year to date*		
	2Q01	*1Q02*	***2Q02***	*2Q02 vs. 1Q02*	*2Q02 vs. 2Q01*	*2Q01*	*2Q02*	*2Q02 vs. 2Q01*
Salaries	919.4	1,023.1	**990.8**	-3.2%	7.8%	1,823.3	**2,013.9**	10.5%
Honoraries paid	52.4	122.7	**7.8**	-93.7%	-85.2%	113.6	**130.4**	14.8%
Leases	190.6	178.9	**182.1**	1.8%	-4.4%	380.3	**361.0**	-5.1%
Advertising	32.8	45.3	**42.0**	-7.2%	28.3%	69.6	**87.3**	25.5%
Other administrative expenses	721.5	689.7	**735.2**	6.6%	1.9%	1,495.9	**1,425.0**	-4.7%
Sundry taxes	137.9	95.2	**95.2**	0.0%	-31.0%	276.1	**190.4**	-31.0%
Bank support fund (IPAB)	84.1	87.5	**86.2**	-1.4%	2.5%	169.6	**173.7**	2.4%
Administrative expenses	1,219.3	1,219.3	**1,148.7**	-5.8%	-5.8%	2,505.1	**2,367.9**	-5.5%
Depreciation and amortization	195.6	191.8	**174.4**	-9.1%	-10.8%	391.3	**366.2**	-6.4%
Total expenses	**2,334.3**	**2,434.2**	**2,313.8**	**-4.9%**	**-0.9%**	**4,719.8**	**4,748.0**	**0.6%**

On a year-to-date basis, there is an increase of 0.6% in total expenses, which amount to MXP 4,748 Million as of June 30, 2002. The higher amount of expenses was due to an increase of MXP 190.6 Million (10.5%) in personnel expenses, a reduction of MXP 25.1 Million (6.4%) in depreciation and amortization, and a reduction of MXP 137.2 Million (5.5%) in other operating expenses.

OTHER INCOME AND EXPENSES

Millions of Constant Pesos	For the Quarter			Growth		Year to date		
	2Q01	1Q02	2Q02	2Q02 vs. 1Q02	2Q02 vs. 2Q01	2Q01	2Q02	2Q02 vs. 2Q01
Other income								
Loans to employees	4.0	4.1	**4.0**	-0.4%	-0.2%	**8.1**	**8.1**	0.0%
Recoveries	0.7	1.3	**10.2**	671.0%	1398.9%	**2.9**	**11.5**	295.0%
Other income and benefits	62.7	9.2	**25.0**	170.2%	-60.2%	**71.0**	**34.2**	-51.8%
	67.5	**14.6**	**39.2**	**168.3%**	**-41.9%**	**82.0**	**53.9**	**-34.3%**
Other expenses								
Sundry losses	272.2	92.8	**19.6**	-78.9%	-92.8%	**435.9**	**112.5**	-74.2%
Monetary Position (Other)	41.0	29.5	**50.4**	71.1%	23.1%	**77.2**	**79.9**	3.5%
	313.2	**122.3**	**70.1**	**-42.7%**	**-77.6%**	**513.1**	**192.4**	**-62.5%**

During the quarter, the Bank registered an increase of 168.3% in other income and a reduction of 42.7% in other expenses. The increase in income follows from a larger amount of assets sold, and the decrease follows from write-offs of sundry assets carried out in March related to the first stage of the capitalization process.

Loan Portfolio. The total balance of the loan portfolio as of June 30, 2002, amounted to MXP 65,559.0 Million, 0.1% lower than that of the previous quarter. Consumer loans grew 6.0% in the quarter and 55.4% in the year, particularly in auto loans. In this market, BITAL has achieved an important market participation. Consumer loans, represent 13.3% of the total loan portfolio.

LOAN PORTFOLIO

Balances in Millions of Constant Pesos	2001 Jun. 30	2002 Mar. 31	2002 Jun. 31	Growth Mar.-Jun.	Jun.-Jun.	Particip. of Total
CURRENT LOANS						
Commercial loans	21,576.1	21,495.6	**21,167.9**	-1.5%	-1.9%	32.3%
Loans to financial intermediaries	704.0	1,197.8	**1,986.4**	65.8%	182.2%	3.0%
Consumer loans	5,631.5	8,253.8	**8,751.6**	6.0%	55.4%	13.3%
Housing loans	7,916.3	7,698.1	**7,628.9**	-0.9%	-3.6%	11.6%
Loans to government entities	3,181.0	3,378.8	**2,629.9**	-22.2%	-17.3%	4.0%
Loans to Fobaproa or IPAB	19,762.5	18,838.3	**18,601.5**	-1.3%	-5.9%	28.4%
TOTAL CURRENT LOANS	**58,771.5**	**60,862.4**	**60,766.2**	**-0.2%**	**3.4%**	**92.7%**
NON-PERFORMING LOANS						
Commercial loans	2,621.5	2,516.2	**2,608.1**	3.7%	-0.5%	4.0%
Loans to financial intermediaries	10.8	9.1	**9.3**	2.5%	-14.3%	0.0%
Consumer loans	1,226.1	1,478.5	**1,545.3**	4.5%	26.0%	2.4%
Housing loans	445.9	548.7	**561.2**	2.3%	25.9%	0.9%
Loans to government entities	9.8	0.1	**0.1**	-1.3%	-98.5%	0.0%
Immediate collection, remittances and overdrafts	75.3	82.9	**68.7**	-17.1%	-8.7%	0.1%
TOTAL NON-PERFORMING LOANS	**4,389.3**	**4,635.5**	**4,792.8**	**3.4%**	**9.2%**	**7.3%**
TOTAL LOAN PORTFOLIO	**63,160.8**	**65,497.9**	**65,559.0**	**0.1%**	**3.8%**	**100.0%**
-						
Minus: Allowance for loan losses	(5,162.0)	(7,252.1)	**(7,186.7)**	-0.9%	39.2%	-11.0%
NET LOAN PORTFOLIO	**57,998.8**	**58,245.8**	**58,372.3**	**0.2%**	**0.6%**	**89.0%**

Similarly, there is an increase of 65.8% for the quarter and 182.2% for the year in loans to financial entities. This increase was due to a re-classification of loans previously registered as commercial loans for an amount of approximately MXP 1,110 Million. On the other hand, there was a reduction of 22.2% and 27.3% for the quarter and for the year, respectively, in the outstanding balance of loans to government entities, mainly due to the recovery in restructured loans under de ADE program for an amount of MXP 631.7 Million.

Net value of loans to Fobaproa/IPAB represent 28.4% of the total loan portfolio, and show a decrease of 1.3% in the quarter, due to collections and the creation of provisions.

Non-performing loans amounted to MXP 4,792.8 Million, a 3.4% increase in the quarter and 9.2% for the year. The increase is mainly due to commercial loans and consumer loans, which grew 3.7% and 4.5% respectively in the last quarter. The deterioration of the loan portfolio is attributed to a slowdown in the Mexican economy.

LOAN QUALITY INDICATORS

	2001 Jun. 30	*2002 Mar. 31*	***2002 Jun. 30***
NPL/ Total loans	6.9%	7.1%	**7.3%**
NPL / Total Exc. Fobaproa	10.1%	9.9%	**10.2%**
Net NPL / Total loans	-1.3%	-4.5%	**-4.1%**
Net NPL / Total Exc. Fobaproa	-1.4%	-4.7%	**-4.3%**
Allowances / NPLs	117.6%	156.4%	**149.9%**
Allowances / Total loans	8.2%	11.1%	**11.0%**

With respect to total loans, non-performing loans represent 7.3%. Without including Fobaproa notes, non-performing loans are 10.2% of total loans.

Allowances for loan losses amounted to MXP 7,186.7 Million, which is 0.9% less than the previous quarter and 29.2% more than in the same date last year. The increase in the year was due to the creation of provisions charged to equity reserves done in the first quarter of 2002. The reserves represent a coverage ratio of 149.9% over non-performing loans and include a special provision for the Banco del Atlántico acquisition for MXP 1,500 Million. Without the Atlántico provisions, the coverage ratio of allowances to non-performing loans would have been 118.7%.

ALLOWANCE FOR LOAN LOSSES

Millions of Constant Pesos	1Q01	2Q01	3Q01	4Q01	Total 2001	1Q02	2Q02	YTD 2Q02
Allowances at the beginning of the period	**4,776.3**	**5,067.5**	**5,162.0**	**5,436.4**	**4,776.3**	**5,501.7**	**7,252.1**	**5,501.7**
Provisions charged to income	641.4	665.5	515.1	288.2	2,110.2	490.0	**109.6**	**599.6**
Provisions charged to equity	-	-	-	-	-	1,659.0	**-**	**1,659.0**
Revaluation of Dollar and UDI denominated provisions	(39.6)	(58.4)	(3.4)	(61.1)	(162.5)	(50.5)	**10.5**	**(40.0)**
Re-installment of provisions	14.2	3.7	3.7	1.4	23.1	(0.5)	**0.3**	**(0.2)**
Total	**616.0**	**610.8**	**515.5**	**228.5**	**1,970.7**	**2,098.0**	**120.4**	**2,218.4**
Minus:								
a) Aquittances	**237.9**	**465.9**	**109.1**	**93.6**	**906.5**	**263.8**	**90.9**	**354.7**
Credit Card and other consumer loans	3.2	9.2	15.8	14.3	42.5	18.1	**25.5**	**43.6**
Commercial loans	77.5	64.6	42.9	57.2	242.2	220.6	**51.5**	**272.1**
Mortgage loans	157.3	392.1	50.4	22.0	621.8	25.0	**13.9**	**38.9**
b) Punto Final Program	**82.6**	**48.7**	**61.1**	**67.1**	**259.4**	**54.2**	**56.2**	**110.4**
Mortgage loans	82.6	48.7	61.1	67.1	259.4	54.2	**56.2**	**110.4**
c) Other programs	**4.2**	**1.7**	**3.0**	**2.6**	**11.5**	**3.1**	**1.6**	**4.7**
Finape	1.1	0.3	0.5	0.2	2.1	0.2	**0.2**	**0.4**
Fopyme	3.2	1.4	2.5	2.4	9.4	2.9	**1.4**	**4.3**
d) Other write-offs	-	-	**67.9**	-	**67.9**	**26.5**	**37.1**	**63.6**
Credit Card and other consumer loans	-	-	38.4	-	38.4	-	**0.9**	**0.9**
Commercial loans	-	-	5.3	-	5.3	-	**3.2**	**3.2**
Mortgage loans	-	-	24.2	-	24.2	26.5	**33.0**	**59.5**
Total Write-offs	**324.7**	**516.3**	**241.1**	**163.2**	**1,245.3**	**347.7**	**185.8**	**533.5**
Allowances at the end of the period	**5,067.5**	**5,162.0**	**5,436.4**	**5,501.7**	**5,501.7**	**7,252.1**	**7,186.7**	**7,186.7**

Write-offs charged to allowances related to the loss of value of foreclosed assets and loan face value amounted to MXP 4.0 Million in the second quarter, while in the previous quarter they amounted to MXP 82.6 Million.

Write-offs related to acquittances and support programs amounted to MXP 90.9 Million and 57.9 Million respectively in the second quarter.

Fobaproa Notes. The net balance of Fobaproa notes amounted to MXP 18,601 Million as of June 30, 2002. This figure is 1.3% lower in real terms as that reported in the previous quarter.

FOBAPROA NOTES

Balance in Millions of Pesos	*Jun. 30, 2002*
- **Gross Fobaproa/IPAB notes**	27,417
- Checking account (Cash recoveries)	4,965
- Constituted allowances	3,851
Net balance	18,601

In addition to cash recoveries, which represent 18.1% of the Notes' gross value, the recovery value of foreclosed assets and securities (mark-to-market) in the Fobaproa trusts represents an amount of MXP 650 Million, or 2.3% of the Notes' gross value.

As of September 30, 2002, BITAL will cease to account for the regulatory benefits related to the provisioning for the loss-sharing in the Fobaproa Notes, in accordance with the capitalization program agreed with IPAB. For this reason, during the third quarter of the year, BITAL will provision the remaining reserves of MXP 2,423, charging this amount to equity reserves.

PENDING PROVISIONS	
Balance in Millions of Constant Pesos	***2002 Jun. 30***
Percentage of Additional Recovery	**18%**
Gross value of Fobaproa Note	**27,417**
Collection	**4,966**
Net Fobaproa Note	**22,451**
Percentage of total recovery	**18%**
Maximum responsibility	**880**
Percentage of Incentive	**0%**
Adjusted maximum responsibility	**880**
to Net Fobaproa Note	**4%**
Percentage of loss sharing	**25%**
Percentage of total provisions	**29%**
Maximum contingency	**6,273**
Created provisions	**3,850**
Additional Contingency	**2,423**

Deposits and Funding. The balance of total deposits remained unchanged in the last three months, totaling MXP 108,967.5 Million. With respect to the last twelve months, this balance grew by 12.0%, where demand deposits grew 13.3% and time deposits grew 10.1%. Loans from banks and other institutions, on the other hand, showed an increase of 1.1% in the quarter and a decrease of 11.7% in the year.

DEPOSITS AND FUNDING					
Balances in Millions of Constant Pesos	*2001 Jun. 30*	*2002 Mar. 31*	***2002 Jun. 31***	*Growth Mar.-Jun.*	*Jun.-Jun.*
DEPOSITS	**97,297.0**	**108,995.6**	**108,967.5**	**-0.0%**	**12.0%**
Demand deposits	57,585.2	65,237.9	**65,249.3**	0.0%	13.3%
Time deposits	39,711.8	43,757.6	**43,718.2**	-0.1%	10.1%
LOANS FROM BANKS AND OTHER INSTITUTIONS	**9,222.9**	**8,054.8**	**8,142.6**	**1.1%**	**-11.7%**
On demand	96.2	719.4	**-**	-100.0%	-
Short term	1,572.2	583.8	**575.9**	-1.4%	-63.4%
Long term	7,554.6	6,751.6	**7,566.7**	12.1%	0.2%

Capitalization. The Bank's stockholder's equity as of June 30, 2002, amounted to MXP 6,992.7 Million. This represents a reduction of 0.6% over the previous quarter and of 9.0% over the previous year. The decrease in the year is the result of the special creation of provisions charged to equity in the first quarter of 2002.

Capital adequacy ratio with respect to credit and market risk-weighted assets as of June 30, 2002 was estimated to be 9.26%, higher than the 9.19% for the previous quarter. This improvement was due to a reduction of 1.4% in risk-weighted assets. With respect to June 30 of the previous year, the capital adequacy ratio decreases by 372 basis points as a result of a 28.3% reduction in net capital (Tier 1). This reduction in capital was the result of the creation of special provisions done in the first quarter of 2002.

CAPITAL ADEQUACY RATIO

Millions of Constant Pesos	*2001 Jun. 30*	*2002 Mar. 31*	***2002 Jun. 30*** [\5]	*Growth Jun.-Mar.*	*Jun.-Jun.*
Total basic capital	6,341	4,181	4,185	0.1%	-34.0%
Total supplementary capital	2,210	1,988	1,945	-2.2%	-12.0%
Net capital	8,551	6,169	6,130	-0.6%	-28.3%
Credit risk-weighted assets	67,934	58,530	**58,207**	-0.6%	0.1%
Basic capital (Tier 1)	10.90%	7.14%	**7.19%**		
Net capital (Tier 2)	14.70%	10.54%	**10.53%**		
Market and credit risk-weighted assets	79,924	67,116	**66,170**	-1.4%	0.5%
Basic capital (Tier 1)	9.63%	6.23%	**6.32%**		
Net capital (Tier 2)	12.98%	9.19%	**9.25%**		

Risk Management. The objective of risk management in BITAL is to maintain the Group's risk-return position as established by the Board of Directors. Since 1994, BITAL has been using advanced risk-management techniques, which have incorporated adequate measures of risk exposure and potential losses to the Institution's decision making process.

Following the guidelines established by the CNBV, risk management integrates risks derived from market, loans, liquidity and operation. A Risk Committee has been formed integrated by Board Members and Area Managers. Its main functions include the proposal to the Board of Directors of limits and strategies to place BITAL in adequate risk-management levels, the approval of measuring techniques, and the supervision of compliance of the pre-established limits as well as the required level of provisions.

To avoid unforeseen risks, a structure of market risk limits has been established which governs the Group's financial subsidiaries including BITAL, Casa de Bolsa Bital, Seguros Bital and Fianzas México Bital. Since the strategy of the Group is centralized, limits have been established for all risk types and are not differentiated by business unit. The portfolio that follows these restrictions includes tradable instruments and traditional banking instruments. Thus the effects generated from changes in interest rates, prices and currency exchange rates for the entire Institution are included, and not only those of the Bank's treasury.

The methodology used by BITAL is the Value at Risk (VaR). The VaR is an estimate, given in the form of a confidence interval, of how much could be lost in the market by holding a position for a fixed period of time. This calculation is performed using Montecarlo and historical simulations, using a 95% confidence level. The time span used in the calculations was seven days.

VALOR EN RIESGO

Thousands of MXP	*Risk factors* Capital Markets	Domestic Nominal Rates	Real Rates	Foreign Nominal Rates	Foreign Exchange	Overall
2nd Qtr. 2001	42.2	24.4	51.2	39.6	5.5	**77.6**
1st Qtr. 2002	35.7	52.6	62.5	54.3	3.3	**121.9**
2nd Qtr 2002	**45.9**	**27.3**	**60.6**	**55.2**	**2.4**	**116.2**
VaR Limits	100.0	200.0	100.0	150.0	50.0	**350.0**

With respect to the previous quarter, total VaR showed a decrease of 4.68%, below the limits established by Management. The risk factor that showed more change is the one related to capital markets, following an increase in securities and the behavior of interest rates. VaR for capital markets is equivalent to 45.9% of the pre-established limit.

In order to calibrate the models for the VaR calculations, back testing is performed regularly by comparing historical VaR with the theoretical losses that the fixed portfolio would have generated. In addition to the calculation of the VaR, which measures the risk profile of the portfolio, the Bank uses sensibility measures, including partial duration with respect to the different kinds of interest rates (Total for the Bank: 22 days for assets and 18 days for liabilities, Money Desk: Nominal 26 days, Variable 293 days, Real: 60 days). Additionally, tests under extreme conditions are performed to estimate the risk that the institution would face under extreme changes in key financial indicators.

With respect to credit risk, the Bank has risk-rating methodologies for the approval of new loans, price setting, and overall management and supervision. These methodologies include sectorial and regional analysis, payback capacity, use of resources, historical experience and type of guarantees.

For the measuring of credit and operating risk, expected and unexpected losses are calculated based on the frequency and severity of damages or losses. Using the model given by CrediRisk+ and in-house developments, unexpected losses are calculated with a 99% confidence and a time span of one year. Credit concentration is measured using Herfindahl index.

\5 *Preliminary*

Credit Risk Rating Methodology. BITAL uses a provisional model for its risk-rating methodology on the loan portfolio, in accordance with the CNBV. This is consistent with Circular 1480. This methodology was developed internally and is applied in the underwriting of the loan as well as in the follow-up.

The loan is rated on a scale of 1 through 10, as follows:

Acceptable Risks:

Minimum (Risk rating 1) Businesses with positive and growing trends. Institutional management with strong cash flow. Exceptional liquidity and profitability ratios, with favorable market conditions and good standing relationships with customers and suppliers. No legal problems and clean credit history for the last 12 months.

Low (Risk rating 2 y 3) Businesses with positive trend, able and experience management. Good payment capacity and cash flow to finance investments. Liquidity and debt ratios according to its activity, and adequate profitability. Competitive cash flow, with favorable market conditions and good relationships with suppliers and customers. No legal problems and with occasional delays in payments in the last 12 months.

Medium (Risk rating 4 y 5) Businesses similar to those describe as Low risk that are going through a lapse of unfavorable results, but with clear factors that show a recovery in the short term. Family type management. Adequate payback capacity, more sensitive to the economic environment. Levels of liquidity, debt and profitability in slight disadvantage with comparison to its peers. Possible concentration of customers or suppliers with stable employee relationship. In the last 12 months, might have shown past due status for periods under 90 days, possibly with restructuring without capitalization of interests.

Unacceptable Risks:

High (Risk rating 6 y 7) Businesses performing below the sector average. Weak family type management. Deficient payback capacity and clear downward trends. High dependency on the economic environment. Weak market conditions and dependent on customers and suppliers. Possible legal problems, but with stable employee relationship. In the last 12 months, might have shown past due status for periods between 90 and 270 days, possibly with restructuring without capitalization of interests.

Very High (Risk rating 8 y 9) Businesses on clear downward trends with elements, which show no clear elements that show recovery signs. One man only type management or management without the capacity to manage the business. Low payback capacity and high dependency on the economic environment. Cash flow is insufficient for financial obligations. Restricted liquidity and high debt ratios. In the last 12 months, it may show past due status for periods between 270 and 360 days. Could have several restructures in the same operation.

Maximum risk (Risk rating 10) Businesses with negative trends or without evidence of recovery. Management incapable of managing the business. No liquidity or payment capability and excessive debt ratio. Deteriorated cash flow and operating losses. Legal conflicts that could affect its assets and possibility of a strike. Declining market with systematic customer or supplier loss. Null payment capacity, thus rendering its obligations as unrecoverable. Non performing loans in legal process.

The rating process includes the valuation in three areas: Liquidity, Payback history and Operating situation of the customer. Additionally, shareholder support, information and documentation quality, sectorial and country risk are also taken into consideration for the final rating.

To determine the match between CNBV and BITAL's rating scales, the Bank used a sample of 130 customers. Each customer was rated under both methodologies and the corresponding scheme was determined. The description of each risk level is consistent with this match.

CNBV	*BITAL*
A1	1 y 2
A2	3 y 4
B	5
C1	6 y 7
C2	8
D	9
E	10

Banco del Atlántico

On December 7, 2001 Grupo Financiero Bital, Banco Internacional and IPAB signed an agreement that establishes the basis for the merger of Banco del Atlántico. Currently, BITAL's Management is taking the necessary steps in order to comply with the commitments acquired under said agreement.

For your review we include a proforma balance sheet of Banco del Atlántico. A consolidated balance of both institutions is also presented. These figures consider the Balance sheet as of March 31, 2002, which includes the full note from IPAB and the write-off of non-existing assets as established in the agreement with IPAB.

PROFORMA BALANCE SHEET AND CONSOLIDATION [16]

Millions of Constant Pesos	*BITAL*	*Atlántico Proforma*	*Consolidated Balance*
Assets	**128,864**	**63,875**	**159,982**
Funds available	53,553	1,819	22,615
Securities	6,182	3,547	9,729
Outstanding loans	60,766	56,277	117,043
Non-performing loans	4,793	8,416	13,209
Loan loss provisions	(7,187)	(8,093)	(15,280)
Other assets	10,757	1,909	12,666
Liabilities	**121,871**	**63,875**	**152,989**
Traditional deposits	108,968	20,809	129,777
Loans	8,143	42,374	17,760
Other liabilities	4,760	692	5,452
Total Equity [17]	**6,993**	**0**	**6,993**

The figures presented above consider a balance sheet as of June-end which includes the additional note issued by IPAB and all applications of write-offs related to non-existent assets included in the agreement with IPAB, as well as the creation of additional provisions needed.

Seguros Bital [18]

Results. The insurance company presents a consolidated net income as of June 30, 2002, of MXP 81.1 Million, which is similar to the MXP 84.8 Million registered in the same period of the previous year. Net income generated during the quarter amounted to MXP 47.7 Million, 43.7% greater than that registered in the previous quarter.

\16 *Estimated balances assuming the aplication of recourse referred to in the agreement signed with IPAB.*

\17 *Estimated equity for Banco del Atlántico amounts to MXP 50 Thousand Pesos.*

\18 *The National Insurance and Bonding Commission (CNSF) requires that Insurance Companies prepare their financial statements following the criteria contained in the B-10 Bulletin regarding inflationary accounting.*
Seguros Bital owns Pensiones Bital and ING Seguros (México). The CNSF does not require Insurance Companies to consolidate their financial statements, however, in this report we present consolidated financial statements with the purpose of highlighting the Group's development in the insurance and retirement fund management businesses.
Grupo Financiero Bital controls 51% of Seguros Bital and ING Group controls the remaining 49%

CONSOLIDATED INCOME STATEMENT[9]

		2001 1Q01	2Q01	3Q01	4Q01	2002 1Q02	2Q02	2Q02 vs. 1Q02	2Q02 vs. 2Q01
Premiums issued	Seguros Bital	187.3	127.4	157.5	178.1	229.7	**194.1**	-15.5%	52.4%
	ING Seguros	59.4	9.2	57.8	67.5	41.5	**42.7**	2.9%	364.1%
	Servicios B-I	31.3	(31.3)	0.0	0.0	0.0	**0.0**	-	-
	Pensiones Bital	233.9	225.0	271.0	317.6	251.8	**302.6**	20.2%	34.5%
		512.0	330.3	486.3	563.2	523.1	**539.4**	3.1%	63.3%
Retained premiums	Seguros Bital	183.0	126.6	156.8	178.2	228.6	**195.1**	-14.7%	54.1%
	ING Seguros	28.1	11.1	45.9	37.4	30.2	**30.7**	1.7%	176.6%
	Servicios B-I	31.3	(31.3)	0.0	0.0	0.0	**0.0**	-	-
	Pensiones Bital	233.9	225.0	271.0	317.6	251.8	**302.6**	20.2%	34.5%
		476.5	331.4	473.7	533.2	510.7	**528.4**	3.5%	59.4%
Net premiums	Seguros Bital	106.7	147.0	138.3	99.0	169.0	**190.2**	12.5%	29.4%
	ING Seguros	60.1	46.0	37.6	44.2	47.9	**49.0**	2.3%	6.5%
	Servicios B-I	31.3	(31.3)	0.0	0.0	0.0	**0.0**	-	-
	Pensiones Bital	(2.0)	(1.9)	8.9	(6.8)	5.0	**(8.0)**	-260.0%	321.1%
Total net premiums		196.2	159.8	184.8	136.4	222.0	**231.2**	4.1%	44.7%
Underwriting expenses		(106.7)	(22.3)	(63.0)	(68.6)	(61.2)	**(43.2)**	-29.4%	93.7%
Net claims		(139.3)	(132.6)	(152.3)	(133.3)	(164.6)	**(200.6)**	21.9%	51.3%
Financial revenues from technical reserves		69.9	75.8	64.0	152.0	78.9	**112.8**	43.0%	48.8%
Net income from insurance operation		20.1	80.7	33.5	86.5	75.1	**100.2**	33.4%	24.2%
Increase in technical reserves		(17.7)	(17.3)	(20.6)	(18.9)	(18.1)	**(16.3)**	-9.9%	-5.8%
Administrative and promotional expenses		(38.0)	13.7	(26.6)	(39.7)	(25.9)	**(34.5)**	33.2%	-351.8%
		(35.6)	77.1	(13.7)	27.9	31.1	**49.4**	58.8%	-35.9%
Financial revenues and other income		48.6	10.8	10.8	31.1	24.2	**13.8**	-43.0%	27.8%
Income tax and employee profit sharing		(3.1)	(3.6)	(2.5)	(17.4)	(13.8)	**(7.0)**	-49.3%	94.4%
Restatement due to inflation		(3.6)	(5.8)	(2.4)	(2.6)	(8.3)	**(8.5)**	2.4%	46.6%
Net consolidated income		6.3	78.5	(7.8)	39.0	33.2	**47.7**	43.7%	-39.2%

The insurance company and its subsidiaries, ING Seguros (México) an Pensiones Bital, issued a consolidated total of MXP 539.4 Million in premiums, 3.1% greater than in the previous quarter and 63.3% greater than in the second quarter of the previous year. Net premiums amounted to MXP 231.2 Million, which was 4.1% and 44.7% higher than 1Q02 and 2Q01, respectively. This trend in sales growth is associated with the bancassurance business and to an increase in Pensiones Bital operations.

Acquisition and re-insurance costs decreased by 29.4% in the quarter. Claims paid increased by 21.9% in relation to the increase in sales. The increase in financial revenues from technical reserves of 43.0% is due mainly from the increase in operations in Pensiones Bital.

[9] *Net income shown for 1Q01 and 2Q01 shows adjustments related to the selling of Afore Bital on December 2000.*

CONSOLIDATED BALANCE SHEET

	2001				*2002*		*Growth*	
	Mar. 31	*Jun. 30*	*Sep. 30*	*Dec. 31*	*Mar. 31*	***Jun. 30***	*Mar.-Jun.*	*Jun.-Jun.*
ASSSETS	**3,558.3**	**3,694.8**	**4,017.7**	**4,379.7**	**4,737.8**	**5,110.7**	**7.9%**	**38.3%**
Securities	2,999.0	3,247.2	3,554.5	4,016.7	4,344.4	**4,757.0**	9.5%	46.5%
Other assets	422.9	350.6	368.7	203.9	316.5	**285.0**	-10.0%	-18.7%
Pre-operational expenses	136.4	97.0	94.5	159.1	76.9	**68.7**	-10.7%	-29.2%
LIABILITIES	**3,149.5**	**3,204.6**	**3,545.4**	**3,868.6**	**4,193.4**	**4,517.1**	**7.7%**	**41.0%**
Technical reserves	2,993.2	3,001.6	3,344.6	3,659.7	3,935.1	**4,285.0**	8.9%	42.8%
Other liabilities	156.3	203.0	200.8	208.9	258.3	**232.1**	-10.1%	14.3%
STOCKHOLDERS' EQUITY	**408.5**	**490.1**	**472.3**	**510.6**	**544.8**	**593.6**	**9.0%**	**21.1%**
Paid-in capital	413.4	415.9	405.5	404.9	403.7	**404.0**	0.1%	-2.9%
Legal reserves	12.7	12.8	12.7	12.7	12.6	**17.3**	37.3%	35.2%
Additional paid-in capital	-	-	-	-	-	**-**	-	-
Net income from previous year	19.5	19.6	19.5	19.5	65.5	**61.0**	-6.9%	211.2%
Cumulative effect of restatement	(146.0)	(149.7)	(150.6)	(152.1)	(151.6)	**(152.5)**	0.6%	1.9%
Subsidiaries	108.3	174.5	172.2	179.3	181.4	**183.1**	0.9%	4.9%
Net income	0.6	17.0	13.0	46.3	33.2	**80.7**	143.1%	374.7%

Total consolidated assets amounted to MXP 5,110.7 Million, an increase of 7.9% during the quarter and 38.3% during the year. The increase in assets is reflected in the liabilities in a 7.7% and 41.0% increase for the quarter and for the year, respectively, in technical reserves.

Stockholder's equity increased 9.0% in the last quarter and 21.1% in the year, mainly from the generation of net income.

Other Financial Subsidiaries

Almacenadora Bital registered a net income as of June 30, 2002, of MXP 2.3 Million, which is 67.8% higher than the MXP 1.4 Million generated in the first half of the previous year. The result for the second quarter amounted to MXP 861 Thousand, which is 41.6% lower than that of the previous quarter. The decline in the warehousing company's result is related to the slowdown in the Mexican economy.

Stockholders' equity decreased by 7.2% in the quarter due to a dividend of MXP 9.0 Million paid to GF Bital in the month of June.

Casa de Bolsa Bital had a net income for the quarter of MXP 1.8 Million, partially offsetting the losses registered in the previous quarter. On an accumulated basis, the Brokerage company shows a loss of MXP 958 Thousand as of June 30, 2002. The result is associated with write-offs. Total income shows an increase of MXP 6.8 Million or 25.9% with respect to the previous year since, in 2001, a considerable loss was registered related to securities trading.

Stockholder's equity amounted to MXP 121.3 Million, which represents an increase of 1.1% in the quarter. With respect to the previous year, equity shows a 22.3% decrease, which is explained by a MXP 25 Million dividend paid to GF Bital in the first quarter of 2002. Total assets amounted to MXP 944.5 Million, 47.5% greater than in the previous year as a result of an increase in repurchase agreement operations.

Fianzas México Bital. Net income for the bonding company amounted to MXP 13.5 Million, of which MXP 5.9 Million were generated during the second quarter. The result for the last three months is 21.6% lower than that generated in the previous quarter, and 24.8% lower than that registered in the same period last year. This decrease was the result of higher provisioning. However, there was an increase in income and a decrease in claims due to stricter risk policies and improved provisioning strategy.

Operadora de Fondos Bital. The investment funds management company showed an accumulated result of MXP 153 Thousand.

Relevant Events

ING. The Boards of Directors of GF Bital and BITAL approved on July 25, 2002, ING's participation in the Bank's capital with US$200 Million, acquiring 19.3% of the Bank' equity. This represents a modification of what was previously announced, where ING would have invested this amount in GF Bital for an approximate 17.5% of the Group's equity.

Banco Santander Central Hispano. GF Bital received communication from Banco Santander Central Hispano (BSCH) stating that in view of the price expectations of BITAL's controlling group, BSCH would not present an offer to increase its participation in GF Bital for the time being. BSCH performed a due diligence process on GF Bital, following the conditions and timing as requested by them. BSCH has stated that it will provide the necessary support in order for GF Bital to complete its capitalization process.

HSBC Holdings PLC (HSBC) completed a due-diligence process and is considering making an offer for acquiring a controlling interest in GF Bital.

Contacts

Ricardo Garza Galindo	(52) 57.21.26.40	Subdirector, Planeación Estratégica	ricaggs@bital.com.mx
Germán Osuna	(52) 57.21.50.53	Director Ejecutivo de Finanzas	germoc@bital.com.mx
Carlos Martínez	(212) 758.2660	Director, Agencia en Nueva York	carlm@bital.com.mx
			http://www.bital.com

GRUPO FINANCIERO BITAL, S.A. DE C.V.
Paseo de la Reforma 243, 06500 México D.F.

CONSOLIDATED BALANCE SHEET 1/3

Millions of Constant Pesos	*2001* Mar. 31	Jun. 30	Sep. 30	Dec. 31	*2002* Mar. 31	Jun. 30
ASSETS						
FUNDS AVAILABLE	**32,848.8**	**43,410.2**	**47,874.3**	**51,149.3**	**49,535.6**	**53,553.3**
FINANCIAL INSTRUMENTS	**11,055.5**	**6,516.1**	**6,064.7**	16,058.7	**10,628.4**	**6,244.0**
Trading securities	5,755.1	1,913.3	1,721.1	11,988.6	5,905.7	**2,292.9**
Available-for-sale securities	1,938.6	1,266.8	980.3	797.9	1,542.6	**706.3**
Securities held-to-maturity	3,361.8	3,336.0	3,363.3	3,272.3	3,180.1	**3,244.8**
SECURITIES AND DERIVATIVE OPERATIONS	**429.2**	**199.6**	**83.5**	**48.1**	**0.0**	**38.0**
Repurchase agreements	425.5	199.6	83.5	48.0	0.0	**37.5**
Derivative transactions	3.7	-	-	0.1	-	**0.5**
CURRENT LOANS						
Commercial loans	21,361.9	21,576.1	20,938.4	22,364.5	21,495.4	**21,167.7**
Loans to financial intermediaries	715.5	704.0	678.4	714.8	1,197.8	**1,986.4**
Consumer loans	5,071.7	5,631.5	6,413.3	7,503.3	8,253.8	**8,751.6**
Housing loans	7,905.8	7,916.3	7,907.0	7,774.7	7,698.1	**7,628.9**
Loans to government entities	3,646.9	3,181.0	2,812.6	3,486.2	3,378.8	**2,629.9**
Loans to Fobaproa or IPAB	19,851.4	19,762.5	19,720.1	19,474.6	18,838.3	**18,601.5**
TOTAL CURRENT LOANS	58,553.3	58,771.4	58,469.8	61,318.1	60,862.3	**60,766.0**
NON-PERFORMING LOANS						
Commercial loans	2,750.6	2,621.5	2,729.0	2,573.4	2,516.2	**2,608.1**
Loans to financial intermediaries	8.6	10.8	10.8	10.4	9.1	**9.3**
Consumer loans	1,145.1	1,226.1	1,268.5	1,409.7	1,478.5	**1,545.3**
Housing loans	707.2	445.9	578.7	577.8	548.7	**561.2**
Loans to government entities	0.2	9.8	0.2	0.1	0.1	**0.1**
Immediate collection, remittances and overdrafts	89.3	75.3	41.9	59.5	82.9	**68.7**
TOTAL NON-PERFORMING LOANS	4,701.0	4,389.3	4,629.0	4,630.9	4,635.5	**4,792.8**
TOTAL LOAN PORTFOLIO	63,254.3	63,160.7	63,098.8	65,949.0	65,497.7	**65,558.8**
Minus: Allowance for loan losses	(5,067.5)	(5,162.0)	(5,436.4)	(5,501.7)	(7,252.1)	**(7,186.7)**
NET LOAN PORTFOLIO	**58,186.8**	**57,998.7**	**57,662.4**	**60,447.4**	**58,245.6**	**58,372.1**
OTHER ACCOUNTS RECEIVABLE	**3,671.7**	**3,226.5**	**3,134.1**	**3,416.3**	**3,372.0**	**3,210.9**
FORECLOSED ASSETS	**649.8**	**788.9**	**801.5**	**710.7**	**684.7**	**691.5**
PROPERTY, FURNITURE AND EQUIPMENT, NET	**3,996.9**	**3,946.2**	**3,816.2**	**3,736.5**	**3,631.3**	**3,549.1**
LONG-TERM INVESTMENTS IN EQUITY SECURITIES	**665.6**	**709.5**	**705.3**	**717.8**	**719.5**	**744.7**
DEFERRED TAXES	**2,690.4**	**2,525.6**	**2,616.9**	**2,502.2**	**4,143.7**	**3,950.8**
OTHER ASSETS	**924.0**	**902.6**	**791.8**	**681.7**	**108.6**	**128.0**
Other assets, deferred charges and intangibles	165.8	195.0	134.7	74.4	108.6	**128.0**
Unamortized risk coverage on UDI housing loans	758.2	707.6	657.1	607.3	-	-
TOTAL ASSETS	**115,118.4**	**120,224.0**	**123,550.7**	**139,468.6**	**131,069.4**	**130,482.4**

GRUPO FINANCIERO BITAL

CONSOLIDATED BALANCE SHEET 2/3

Millions of Constant Pesos	*2001* *Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*	*2002* *Mar. 31*	*Jun. 30*
LIABILITIES						
DEPOSITS	**92,315.6**	**97,293.2**	**97,851.4**	**114,834.1**	**108,994.5**	**108,965.9**
Demand deposits	55,277.8	57,581.4	58,207.7	70,453.0	65,236.9	**65,247.7**
Time deposits	37,037.8	39,711.8	39,643.7	44,381.1	43,757.6	**43,718.2**
Bank bonds outstanding	-	-	-	-	-	-
BANK AND OTHER LOANS	**8,046.7**	**9,222.9**	**11,789.6**	**10,177.3**	**8,054.8**	**8,142.6**
On demand	-	**96.2**	**3,385.7**	**2,560.1**	**719.4**	-
Short term	**1,608.5**	**1,572.2**	**1,156.6**	**890.7**	**583.8**	**575.9**
Long term	**6,438.2**	**7,554.6**	**7,247.3**	**6,726.5**	**6,751.6**	**7,566.7**
SECURITIES AND DERIVATIVE TRANSACTIONS	**321.3**	**116.4**	**117.3**	**131.9**	**29.7**	**117.2**
Repurchase agreements	321.3	116.4	116.1	131.9	29.6	**115.8**
Securities deliverable in Repurchase agreements	-	-	-	-	-	**0.6**
Operations with derivative instruments	-	0.1	1.2	-	0.2	**0.8**
Derivative transactions	-	-	-	-	-	-
OTHER ACCOUNTS PAYABLE	**4,136.5**	**3,323.5**	**3,631.4**	**4,113.1**	**4,557.0**	**3,925.6**
Income tax and employee profit sharing payable	498.6	101.6	118.5	219.2	246.6	**92.1**
Sundry creditors and other Accts. payable	3,637.9	3,221.8	3,512.9	3,893.9	4,310.5	**3,833.6**
SUBORDINATED DEBENTURES OUTSTANDING	**1,617.3**	**1,589.6**	**1,575.5**	**1,547.3**	**1,531.7**	**1,520.6**
DEFERRED TAX	-	-	-	-	-	-
DEFERRED CREDITS	**35.1**	**177.9**	**21.4**	**29.8**	**47.0**	**13.1**
TOTAL LIABILITIES	**106,472.5**	**111,723.6**	**114,986.7**	**130,833.4**	**123,214.8**	**122,684.9**
STOCKHOLDERS' EQUITY						
PAID-IN CAPITAL	**10,263.1**	**10,227.9**	**10,206.6**	**10,168.2**	**11,059.4**	**11,040.2**
Capital stock	3,754.8	3,755.0	3,758.2	3,762.8	4,201.3	**4,230.1**
Additional paid-in capital	3,844.1	3,845.0	3,851.6	3,861.1	5,384.0	**5,475.6**
Mandatorily convertible subordinated debentures	2,664.3	2,628.0	2,596.9	2,544.3	1,474.1	**1,334.5**
CAPITAL GAINS	**(1,712.9)**	**(1,816.5)**	**(1,733.4)**	**(1,625.9)**	**(3,272.8)**	**(3,310.4)**
Capital reserves	283.8	283.8	305.5	305.7	305.5	**305.5**
Retained earnings	2,079.5	2,034.9	2,013.2	2,013.2	2,512.4	**2,514.2**
Surplus from mark-to-market of available-for-sale securities	-	-	-	-	-	-
Result from translation of foreign operations	-	-	-	-	-	-
Effect of valuation of subsidiaries and affiliates	-	-	-	-	-	-
Cumulative effect of restatement	(3,209.3)	(3,209.3)	(3,209.3)	(3,209.3)	(3,209.3)	**(3,209.3)**
Gains on non-monetary asset valuation	-	-	-	-	-	-
Gains on non-monetary permanent investments	(1,015.2)	(1,226.2)	(1,243.4)	(1,216.2)	(2,983.9)	**(3,051.6)**
Net income	148.4	300.3	400.6	480.8	102.6	**130.8**
Minority interest	**95.8**	**89.0**	**90.8**	**92.9**	**68.0**	**67.7**
TOTAL STOCKHOLDER'S EQUITY	**8,646.0**	**8,500.4**	**8,564.0**	**8,635.2**	**7,854.6**	**7,797.6**

GRUPO FINANCIERO BITAL

CONSOLIDATED BALANCE SHEET 3/3

Millions of Constant Pesos	*2001* *Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*	*2002* *Mar. 31*	*Jun. 30*
MEMORANDUM ACCOUNTS						
CUSTOMER POSITION ACCOUNTS						
Customer Bank balances	1.0	1.6	0.8	1.0	0.6	**0.8**
Customer transaction liquidation	(13.8)	(6.2)	68.2	3.1	(14.8)	**0.5**
Customer securities held in custody	31,672.7	35,072.5	29,743.2	30,491.8	30,348.1	**32,782.0**
Securities and notes held in guarantee	1,373.0	1,406.4	178.6	146.0	168.2	**188.8**
Calls (option strike price)	-	2.8	0.3	1.1	(0.9)	**1.2**
Third party investment-banking operations	109,801.7	101,861.3	13,435.6	8,489.5	10,886.1	**11,561.2**
TOTAL CUSTOMER POSITION ACCOUNTS	**142,834.5**	**138,338.4**	**43,426.7**	**39,132.5**	**41,387.3**	**44,534.5**
OTHER MEMORANDUM ACCOUNTS						
Retirement Savings Systems Funds (SAR)	2,594.7	2,591.2	2,674.7	2,707.1	2,784.7	**2,877.4**
Integrated loan portfolio	64,920.0	63,256.0	64,189.9	66,682.7	66,104.9	**66,321.6**
Other control accounts	202,733.0	208,596.6	210,379.3	226,545.2	221,939.3	**222,832.1**
TOTAL OTHER MEMORANDUM	**270,247.7**	**274,443.8**	**277,244.0**	**295,935.0**	**290,829.0**	**292,031.1**
COMPANY POSITION ACCOUNTS						
Guarantees granted	51.5	48.5	12.9	49.9	12.3	**13.7**
Irrevocable lines of credit granted	675.3	802.5	749.6	680.3	592.2	**748.3**
Goods in left in Trust	166,628.4	158,521.0	69,092.3	36,630.2	38,552.5	**44,606.4**
Goods in custody or management	406,408.1	397,253.1	402,812.8	405,107.9	399,097.0	**335,811.0**
Commitments with Fobaproa	12,458.8	12,094.8	12,081.0	11,696.9	11,384.0	**11,515.1**
Commitments from derivatives	7,604.1	242.7	1,717.7	2,234.2	1,761.2	**1,121.1**
Outstanding CD's	695.5	802.2	810.3	838.0	829.2	**956.7**
Shares held in custody	1,170.0	1,165.1	1,152.1	1,146.1	1,541.8	**1,559.1**
Contingency Fund obligations	-	-	-	-	-	-
Other contingent obligations	8,087.4	8,146.7	8,351.4	8,077.2	9,247.6	**9,848.2**
TOTAL COMPANY POSITION ACCOUNTS	**603,779.1**	**579,076.8**	**496,780.2**	**466,460.7**	**463,017.7**	**406,179.7**
REPURCHASE AGREEMENT OPERATIONS						
Reverse Repos						
Receivable	70,986.3	71,244.7	71,781.2	69,267.8	71,970.1	**71,734.6**
Payable	70,559.3	71,040.3	71,696.7	69,394.2	72,041.2	**71,866.9**
TOTAL	**427.0**	**204.4**	**84.5**	**(126.4)**	**(71.1)**	**(132.3)**
Repos						
Payable	15,188.4	10,262.8	14,813.1	24,244.8	21,999.2	**20,299.4**
Receivable	15,504.3	10,592.1	14,930.2	24,202.8	21,958.1	**20,246.0**
TOTAL	**(315.9)**	**(329.3)**	**(117.1)**	**42.0**	**41.1**	**53.5**

GRUPO FINANCIERO BITAL

CONSOLIDATED INCOME STATEMENT

Millions of Constant Pesos	*For the Quarter*						*Year to date*	
	1Q01	*2Q01*	*3Q01*	*4Q01*	*1Q02*	***2Q02***	*2Q01*	***2Q02***
Interest income	7,504.8	6,264.6	4,876.0	4,456.5	4,502.7	**3,940.6**	13,769.4	**8,443.3**
Interest expense	4,907.5	4,135.6	2,867.0	2,573.7	2,505.0	**2,086.7**	9,043.0	**4,591.7**
Monetary position (margin), net	26.5	28.9	16.2	22.0	12.0	**23.5**	55.4	**35.6**
NET INTEREST INCOME	**2,623.8**	**2,157.9**	**2,025.3**	**1,904.9**	**2,009.8**	**1,877.4**	**4,781.7**	**3,887.1**
Loan loss provisions	954.2	960.0	756.6	618.2	636.1	**201.4**	1,914.2	**837.4**
RISK-ADJUSTED NET INTEREST INCOME	**1,669.6**	**1,197.9**	**1,268.7**	**1,286.7**	**1,373.7**	**1,676.0**	**2,867.5**	**3,049.7**
Fee income	899.7	1,002.7	1,026.1	1,009.9	916.2	**1,154.5**	1,902.4	**2,070.8**
Minus: Fees paid	125.1	129.1	125.3	138.2	120.3	**131.2**	254.2	**251.6**
Brokerage activities income	412.2	741.7	222.1	318.0	418.8	**(32.5)**	1,153.9	**386.2**
TOTAL OPERATING INCOME	**2,856.4**	**2,813.3**	**2,391.6**	**2,476.4**	**2,588.4**	**2,666.7**	**5,669.7**	**5,255.1**
Administrative and promotional expenses	2,407.1	2,353.0	2,335.0	2,345.6	2,456.9	**2,357.4**	4,760.1	**4,814.2**
NET OPERATING INCOME	**449.2**	**460.3**	**56.7**	**130.8**	**131.5**	**309.4**	**909.6**	**440.9**
Other income (expenses), net	(188.3)	(250.3)	(21.4)	93.4	(113.8)	**(42.9)**	(438.6)	**(156.8)**
NET INCOME BEFORE TAXES	**261.0**	**210.0**	**35.2**	**224.2**	**17.7**	**266.4**	**471.0**	**284.1**
Income tax and employee profit sharing	35.7	35.0	29.0	111.4	34.5	**41.5**	70.7	**75.9**
Deferred income tax	(95.6)	(74.4)	92.4	(58.6)	93.3	**(162.1)**	(170.0)	**(68.8)**
NET INCOME BEFORE SUBSIDIARIES	**129.7**	**100.6**	**98.6**	**54.2**	**76.5**	**62.8**	**230.3**	**139.4**
Undistributed income from subsidiaries	20.9	53.1	3.6	27.1	27.0	**45.9**	74.1	**72.9**
NET INCOME FROM CONTINUOUS OPERATIONS	**150.7**	**153.7**	**102.2**	**81.3**	**103.5**	**108.7**	**304.4**	**212.2**
Extraordinary items	-	-	-	-	-	**(79.6)**	-	**(79.6)**
Minority interest	(2.3)	(1.8)	(1.8)	(1.1)	(1.3)	**(0.6)**	(4.1)	**(1.9)**
NET INCOME (LOSS)	**148.4**	**151.9**	**100.3**	**80.2**	**102.3**	**28.6**	**300.3**	**130.8**

GRUPO FINANCIERO BITAL

CONSOLIDATED STATEMENT OF VARIATIONS IN STOCKHOLDERS' EQUITY

For the period between December 31, 2001, and June 30, 2002

Millions of Constant Pesos b				EARNED CAPITAL								
	Capital Stock	Additional paid-in capital	Mand. Conv. Subord. Debt.	Capital Reserves	Retained Earnings	Surplus from available-for-sale securities	Result from translation of foreign operations	Cummulative effect of restatement	Valuatoin of non-monetary valuation of permanent investment	Net Income	Minority Interest	**Total Stockholders' Equity**
Balance as of December 31, 2001	**3,762.9**	**3,861.1**	**2,484.6**	**305.7**	**2,013.2**	**-**	**-**	**(3,209.3)**	**(1,216.3)**	**480.8**	**90.7**	**8,573.3**
MOVEMENTS DERIVED FROM STOCKHOLDERS'S DECISION												
Conversion of debentures into shares	201.7	880.1	(1,145.3)	-	-	-	-	-	-	-	-	(63.5)
Transfer of net income from previous year	-	-	-	-	480.8	-	-	-	-	(480.8)	-	-
Capital Reserves	259.8	714.5	-	-	-	-	-	-	-	-	-	**974.3**
Total	**461.5**	**1,594.5**	**(1,145.3)**	**-**	**480.8**	**-**	**-**	**-**	**-**	**(480.8)**	**-**	**910.7**
MOVEMENTS DERIVED FROM THE OPERATION												
Interest provisions for debentures	-	-	9.5	-	-	-	-	-	-	-	-	**9.5**
Interest paid for debentures	-	-	(14.3)	-	-	-	-	-	-	-	-	**(14.3)**
Net income	-	-	-	-	-	-	-	-	-	130.8	-	**130.8**
Total	**-**	**-**	**(4.8)**	**-**	**-**	**-**	**-**	**-**	**-**	**130.8**	**-**	**126.0**
MOVEMENTS DERIVED FROM THE RECOGNITION OF CERTAIN ACCOUNTING PRINCIPLES												
Valuation of non-monetary assets	-	-	-	-	-	-	-	-	(1,835.3)	-	-	**(1,835.3)**
Minority interest	-	-	-	-	-	-	-	-	-	-	(22.9)	**(22.9)**
Recognition of inflation in financial information:												
- Restatement of equity accounts	5.8	20.0	-	(0.2)	20.2	-	-	-	-	-	-	**45.7**
Total	**5.8**	**20.0**	**-**	**(0.2)**	**20.2**	**-**	**-**	**-**	**(1,835.3)**	**-**	**(22.9)**	**(1,812.5)**
Balance as of June 30, 2002	**4,230.1**	**5,475.6**	**1,334.5**	**305.5**	**2,514.2**	**-**	**-**	**(3,209.3)**	**(3,051.6)**	**130.8**	**67.7**	**7,797.5**

GRUPO FINANCIERO BITAL

CONSOLIDATED STATEMENT OF CHANGES IN THE FINANCIAL SITUATION
For the period between December 31, 2001, and June 30, 2002
Millions of Constant Pesos

OPERATIONS	
Net income (loss)	**130.8**
Items in net income that did not generate or require cash:	
Depreciation and amortization	369.1
Loan loss provisions	837.4
Provisions for debentures	40.5
Surplus (deficit) from mark-to-market	95.2
Deferred income tax and employee profit sharing	69.1
Decrease in minority interest	-
Equity in undistributed income from subsidiaries	(72.9)
Restatement effects	-
Provision for income tax and profit sharing	3.0
	1,472.3
Increase (decrease) of items related to the operation:	
Increase in deposits, money counter & interbank funding	(5,868.8)
Increase in interbank loans	(1,876.3)
Amortization of interbank loans	(158.4)
Increase in loan portfolio	1,238.1
Decrease in financial instrument treasury transactions	9,714.9
Decrease in other accounts receivable and payable, net	(94.6)
Effect of restatement of net income from pervious years	19.9
Decrease of minority interest	(25.1)
Net resources generated by operations	**4,421.9**
FINANCING ACTIVITIES	
Subordinated debentures issued	(26.7)
Amortization of subordinated debentures	(1,209.9)
Paid-in capital	2,081.8
Net resources generated by financing activities	845.2
INVESTMENT ACTIVITIES	
Sale of fixed assets and long-term investments	(116.5)
Increase in deferred assets	(2,746.9)
Net resources generated by investment activities	**(2,863.4)**
Net increase in funds available	**2,403.8**
Funds available at beginning of the year	51,149.5
Funds available as of period-end	**53,553.3**

GRUPO FINANCIERO BITAL

GROUP'S SUBSIDIARIES

		2001 Mar. 31	Jun. 30	Sep. 30	Dec. 31	2002 Mar. 31	**Jun. 30**
BANCO INTERNACIONAL	Total Assets	113,358.8	118,917.3	122,109.1	138,170.9	129,003.8	**128,864.1**
	Total Equity	7,875.4	7,684.2	7,758.3	7,822.8	7,031.7	**6,992.7**
	YTD Net Income	124.9	223.9	328.1	389.0	78.2	**127.2**
ALMACENADORA BITAL	Total Assets	139.7	143.4	147.0	141.0	139.7	**132.0**
	Total Equity	110.4	110.8	112.0	111.1	112.2	**104.1**
	YTD Net Income	1.0	1.4	2.6	1.6	1.5	**2.3**
CASA DE BOLSA BITAL	Total Assets	1,028.4	640.1	773.6	618.6	1,385.4	**944.5**
	Total Equity	151.2	156.1	153.6	147.3	119.9	**121.3**
	YTD Net Income	2.2	8.9	7.7	1.4	(2.8)	**(1.0)**
FIANZAS MEXICO BITAL	Total Assets	631.5	661.9	666.6	679.0	680.3	**659.4**
	Total Equity	242.7	251.9	253.8	259.0	240.9	**246.8**
	YTD Net Income	12.3	21.4	23.2	29.0	7.6	**13.5**
SEGUROS BITAL	Total Assets	999.3	986.0	1,104.2	1,088.7	1,314.0	**1,396.5**
	Total Equity	414.5	489.0	473.5	509.5	546.1	**594.2**
	YTD Net Income	11.2	17.0	77.9	46.2	34.3	**81.1**
OPERADORA DE FONDOS BITAL	Total Assets	-	-	-	-	1.3	**1.6**
	Total Equity	-	-	-	-	1.2	**1.2**
	YTD Net Income	-	-	-	-	0.2	**0.2**

MANDATORILY CONVERTIBLE SUBORDINATED DEBENTURES

ISSUER: KEY NAME: OFFERING PERIOD: ISSUING PRICE: STARTING DATE: TERM: OUTSTANDING BALANCE:	Grupo Financiero Bital **GFBITAL 95L** September 18 & 19, 1995 MXP 100.00 September 19, 1995 2,576 days equivalent to 92 periods of 28 days MXP 583.5 million	Series "L" convertible debentures for an amount of MXP 600,000 with nominal face value of MXP 100, with a duration of seven years. Interest is payable every 28 days. Interest rate is TIIE (31 day) or CETES (360 day) plus 150 bp. Conversion is done at book value.
ISSUER: KEY NAME: OFFERING PERIOD: ISSUING PRICE: STARTING DATE: TERM: OUTSTANDING BALANCE:	Grupo Financiero Bital **GFBITAL95A-D** September 27 y 28, 1995 US$ 1000.00 Dollars September 28, 1995 7 years and 79 days US$ 40.9 Million (US$ 775.57 per debenture)	Series "A" convertible debentures for an amount of US$ 200 million, with nominal face value of US$ 1,000, with a duration of seven years. Interest is payable quarterly and priced at Libor (3 months) plus 6.0 for the first and second years, Libor plus 4.0 for the third and fourth year and Libor plus 300 bp remainder of the duration, or priced at the average rates of the Mexican Government Debt Bonds issued in Europe plus 100 bp. The conversion factor will be at book value at the date of conversion. The exchange rate is fixed at MXP 7.50, while the devaluatory effect generated by the debentures is paid quarterly and is determined by applying the exchange rate at the end of the month.
ISSUER: KEY NAME: OFFERING PERIOD: ISSUING PRICE: STARTING DATE: TERM: OUTSTANDING BALANCE:	Grupo Financiero Bital **GFBITAL 96L** November 5 y 6, 1996 MXP 100.00 November 6, 1996 2,576 days equivalent to 92 periods of 28 days MXP 335.1 Million	Series "L" convertible debentures for an amount of MXP 400,000 with nominal face value of MXP 100, with a duration of seven years. Interest is payable every 28 days. Interest rate is TIIE (31 day) or CETES (360 day) plus 150 bp. Conversion is done at market value minus a discount, according to the following weights: Nov. 28, 2001 through Oct. 30, 2002: 0.82 Nov. 27, 2002 through Oct. 29, 2003: 0.79 y, Nov. 29, 2003 through maturity: 0.76.

BITAL / BANCO INTERNACIONAL
INSTITUCION DE BANCA MULTIPLE
GRUPO FINANCIERO BITAL
Paseo de la Reforma 156, 06600 México D.F.

CONSOLIDATED BALANCE SHEET 1/3

Millions of Constant Pesos	*2001* *Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*	*2002* *Mar. 31*	***Jun. 30***
ASSETS						
FUNDS AVAILABLE	**32,848.7**	**43,410.2**	**47,874.3**	**51,150.1**	**49,535.0**	**53,553.0**
FINANCIAL INSTRUMENTS	**10,880.7**	**6,403.6**	**5,949.0**	**15,941.6**	**10,493.5**	**6,182.4**
Trading securities	5,580.4	1,800.9	1,605.4	11,871.5	5,770.7	**2,231.3**
Available-for-sale securities	1,938.6	1,266.8	980.3	797.9	1,542.6	**706.3**
Securities held-to-maturity	3,361.8	3,336.0	3,363.3	3,272.3	3,180.1	**3,244.8**
SECURITIES AND DERIVATIVE OPERATIONS	**429.2**	**199.6**	**83.5**	**47.3**	-	**46.5**
Repurchase agreements	425.5	199.6	83.5	47.3	-	**46.0**
Operations that represent loans with collateral	-	-	-	-	-	-
Securities receivable in loan operations	-	-	-	-	-	-
Derivative transactions	3.7	-	-	0.1	-	**0.5**
CURRENT LOANS						
Commercial loans	21,362.0	21,576.1	20,938.8	22,365.1	21,495.6	**21,167.9**
Loans to financial intermediaries	715.5	704.0	678.4	714.8	1,197.8	**1,986.4**
Consumer loans	5,071.7	5,631.5	6,413.3	7,503.3	8,253.8	**8,751.6**
Housing loans	7,905.8	7,916.3	7,907.0	7,774.7	7,698.1	**7,628.9**
Loans to government entities	3,646.9	3,181.0	2,812.6	3,486.2	3,378.8	**2,629.9**
Loans to Fobaproa or IPAB	19,851.4	19,762.5	19,720.1	19,474.6	18,838.3	**18,601.5**
TOTAL CURRENT LOANS	58,553.4	58,771.5	58,470.2	61,318.7	60,862.4	**60,766.2**
NON-PERFORMING LOANS						
Commercial loans	2,750.6	2,621.5	2,729.0	2,573.4	2,516.2	**2,608.1**
Loans to financial intermediaries	8.6	10.8	10.8	10.4	9.1	**9.3**
Consumer loans	1,145.1	1,226.1	1,268.5	1,409.7	1,478.5	**1,545.3**
Housing loans	707.2	445.9	578.7	577.8	548.7	**561.2**
Loans to government entities	0.2	9.8	0.2	0.1	0.1	**0.1**
Immediate collection, remittances and overdrafts	89.3	75.3	41.9	59.5	82.9	**68.7**
TOTAL NON-PERFORMING LOANS	4,701.0	4,389.3	4,629.0	4,630.9	4,635.5	**4,792.8**
TOTAL LOAN PORTFOLIO	63,254.4	63,160.8	63,099.2	65,949.6	65,497.9	**65,559.0**
Minus: Allowance for loan losses	(5,067.5)	(5,162.0)	(5,436.4)	(5,501.7)	(7,252.1)	**(7,186.7)**
NET LOAN PORTFOLIO	**58,186.9**	**57,998.8**	**57,662.8**	**60,447.9**	**58,245.8**	**58,372.3**
OTHER ACCOUNTS RECEIVABLE	**2,776.2**	**2,738.7**	**2,493.5**	**2,947.9**	**2,158.2**	**2,383.3**
FORECLOSED ASSETS	**649.8**	**788.9**	**801.5**	**710.7**	**684.7**	**691.5**
PROPERTY, FURNITURE AND EQUIPMENT, NET	**3,884.1**	**3,834.9**	**3,706.7**	**3,628.3**	**3,524.3**	**3,444.9**
LONG-TERM INVESTMENTS IN EQUITY SECURITIES	**149.2**	**146.2**	**150.2**	**137.5**	**137.1**	**135.1**
DEFERRED TAXES	**2,655.6**	**2,511.5**	**2,615.3**	**2,498.2**	**4,139.8**	**3,946.6**
OTHER ASSETS	**898.5**	**884.8**	**772.3**	**661.4**	**85.4**	**108.6**
Other assets, deferred charges and intangibles	140.3	177.2	115.2	54.8	85.4	**108.6**
Unamortized risk coverage on UDI housing loans	758.2	707.6	657.1	606.5	-	-
TOTAL ASSETS	**113,358.8**	**118,917.3**	**122,109.1**	**138,170.9**	**129,003.8**	**128,864.1**

BITAL BANCO INTERNACIONAL

BITAL / BANCO INTERNACIONAL

CONSOLIDATED BALANCE SHEET						2/3
Millions of Constant Pesos	*2001*				*2002*	
	Mar. 31	*Jun. 30*	*Sep. 30*	*Dec. 31*	*Mar. 31*	***Jun. 30***
LIABILITIES						
DEPOSITS	**92,316.0**	**97,297.0**	**97,857.0**	**114,838.0**	**108,995.6**	**108,967.5**
Demand deposits	55,278.2	57,585.2	58,213.3	70,456.9	65,237.9	**65,249.3**
Time deposits	37,037.8	39,711.8	39,643.7	44,381.1	43,757.6	**43,718.2**
Bank bonds outstanding	-	-	-	-	-	-
BANK AND OTHER LOANS	**8,046.7**	**9,222.9**	**11,789.6**	**10,177.3**	**8,054.8**	**8,142.6**
On demand	-	96.2	3,385.7	2,560.1	719.4	-
Short term	1,608.5	1,572.2	1,156.6	890.7	583.8	**575.9**
Long term	6,438.2	7,554.6	7,247.3	6,726.5	6,751.6	**7,566.7**
SECURITIES AND DERIVATIVE TRANSACTIONS	**321.3**	**116.4**	**117.2**	**131.9**	**30.3**	**126.1**
Repurchase agreements	321.3	116.4	116.0	131.9	30.1	**124.7**
Securities deliverable in Repurchase agreements	-	-	-	-	-	**0.8**
Operations with derivative instruments	-	-	-	-	-	-
Derivative transactions	-	0.1	1.2	-	0.2	**0.6**
OTHER ACCOUNTS PAYABLE	**3,169.1**	**2,832.8**	**2,998.8**	**3,642.8**	**3,346.4**	**3,101.6**
Income tax and employee profit sharing payable	395.6	77.8	108.3	210.2	237.2	**85.0**
Sundry creditors and other Accts. payable	2,773.6	2,755.0	2,890.5	3,432.6	3,109.2	**3,016.5**
SUBORDINATED DEBENTURES OUTSTANDING	**1,617.3**	**1,589.6**	**1,575.5**	**1,547.3**	**1,531.7**	**1,520.6**
DEFERRED TAX	-	-	-	**(2.3)**	-	-
DEFERRED CREDITS	**13.0**	**174.3**	**12.7**	**13.2**	**13.4**	**13.1**
TOTAL LIABILITIES	**105,483.4**	**111,233.1**	**114,350.9**	**130,348.1**	**121,972.1**	**121,871.4**
STOCKHOLDERS' EQUITY						
PAID-IN CAPITAL	**5,566.8**	**5,531.6**	**5,510.2**	**5,471.9**	**6,362.8**	**6,343.7**
Capital stock	1,500.1	1,500.2	1,501.6	1,503.7	1,709.0	**1,723.7**
Additional paid-in capital	1,402.4	1,403.4	1,411.7	1,423.8	3,179.7	**3,285.5**
Mandatorily convertible subordinated Cdebentures	2,664.3	2,628.0	2,596.9	2,544.3	1,474.1	**1,334.5**
CAPITAL GAINS	**2,308.6**	**2,152.6**	**2,248.0**	**2,350.9**	**668.8**	**649.0**
Capital reserves	3,141.1	3,861.4	3,861.4	3,861.4	2,122.9	**2,398.6**
Retained earnings	715.8	(123.2)	(113.2)	(113.2)	275.0	**(0.0)**
Surplus from mark-to-market of available-for-sale securities	27.0	(12.9)	(35.8)	(4.3)	(16.0)	**(83.3)**
Result from translation of foreign operations	12.0	12.9	12.0	12.5	12.6	**10.8**
Cumulative effect of restatement	(1,771.2)	(2,762.5)	(2,794.3)	(2,875.5)	(3,026.2)	**(3,090.9)**
Gains on non-monetary asset valuation						
Valuation of fixed assets	75.9	761.8	824.5	900.6	962.6	**1,017.2**
Valuation of permanent investments	(16.9)	191.1	165.2	180.3	259.6	**269.4**
Adjustments to retirement fund obligations	-	-	-	-	-	-
Net income	124.9	223.9	328.1	389.0	78.2	**127.2**
Minority interest	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
TOTAL STOCKHOLDER'S EQUITY	**7,875.4**	**7,684.2**	**7,758.3**	**7,822.8**	**7,031.7**	**6,992.7**

BITAL / BANCO INTERNACIONAL

CONSOLIDATED BALANCE SHEET 3/3

Millions of Constant Pesos	*2001* Mar. 31	Jun. 30	Sep. 30	Dec. 31	*2002* Mar. 31	**Jun. 30**
MEMORANDUM ACCOUNTS						
Guarantees granted	51.5	48.5	12.9	49.9	12.3	**13.7**
Other contingent obligations	8,086.3	8,145.2	8,350.1	8,075.8	9,246.1	**9,846.8**
Irrevocable lines of credit granted	675.3	802.5	749.6	680.3	592.2	**748.3**
Goods in Trust or mandate	166,628.4	158,521.0	69,092.3	36,630.2	38,552.5	**44,606.4**
Goods in custody or under administration	406,408.1	397,253.1	402,812.8	405,107.9	399,097.0	**335,811.0**
Third-party investment banking operations, net	109,801.7	101,861.3	13,435.6	8,489.5	10,886.1	**11,561.2**
Amounts committed in transactions with Fobaproa	12,458.8	12,094.8	12,081.0	11,696.9	11,384.0	**11,515.1**
Amounts contracted in derivative operations	7,604.1	242.7	1,717.7	2,234.2	1,761.2	**1,121.1**
Investments of the Retirement Savings System Funds	2,594.7	2,591.2	2,674.7	2,707.1	2,784.7	**2,877.4**
Integrated loan portfolio	64,920.0	63,256.0	64,189.9	66,682.7	66,104.9	**66,321.6**
Other control accounts	202,104.8	207,821.7	209,690.1	225,849.8	221,266.0	**221,958.4**
	981,333.8	**952,638.0**	**784,806.9**	**768,204.1**	**761,687.0**	**706,381.0**
Securities receivable under Repos	68,812.6	69,817.2	69,781.2	67,308.5	69,807.1	**69,474.3**
Less- Repurchase agreements	68,387.1	69,617.6	69,697.6	67,440.4	69,833.7	**69,599.1**
	425.5	**199.6**	**83.5**	**(131.9)**	**(26.5)**	**(124.7)**
Reverse repurchase agreements	13,016.2	9,048.3	12,922.1	22,362.4	19,844.3	**18,031.6**
Less- Securities deliverables under Repos	13,330.6	9,164.6	13,038.2	22,315.1	19,847.9	**17,985.7**
	(314.4)	**(116.4)**	**(116.0)**	**47.3**	**(3.6)**	**46.0**

BITAL / BANCO INTERNACIONAL, S.A.

CONSOLIDATED INCOOME STATEMENT

Millions of Constant Pesos	*For the Quarter*						*Year to date*	
	1Q01	*2Q01*	*3Q01*	*4Q01*	*1Q02*	***2Q02***	*2Q01*	***2Q02***
Interest income	7,594.4	6,145.3	4,864.3	4,446.2	4,128.1	**3,911.8**	13,739.7	**8,039.9**
Interest expense	5,001.9	4,040.5	2,866.2	2,570.6	2,234.1	**2,053.6**	9,042.5	**4,287.7**
Monetary position (margin), net	28.5	31.0	17.6	24.3	13.6	**25.3**	59.5	**38.9**
NET INTEREST INCOME	**2,621.0**	**2,135.7**	**2,015.7**	**1,899.9**	**1,907.6**	**1,883.5**	**4,756.8**	**3,791.1**
Provisions	**954.2**	**960.0**	**756.6**	**618.2**	**636.1**	**201.2**	**1,914.2**	**837.3**
Loan loss provisions	692.5	717.8	569.3	340.0	409.4	**110.0**	1,410.4	**519.3**
Additional provisions for Banxico-UDI Trusts	-	-	-	-	-	**-**	-	**-**
Fobaproa note provisions	261.7	242.1	187.3	278.1	226.7	**91.3**	503.8	**318.0**
RISK-ADJUSTED NET INTEREST INCOME	**1,666.8**	**1,175.8**	**1,259.1**	**1,281.7**	**1,271.6**	**1,682.3**	**2,842.6**	**2,953.9**
Fee income	**872.5**	**994.2**	**1,010.4**	**993.8**	**993.5**	**1,115.1**	**1,866.7**	**2,108.6**
Account management	253.5	284.5	288.5	275.4	310.5	**365.2**	538.0	**675.7**
Service fees	619.0	709.7	721.9	718.5	683.0	**749.9**	1,328.7	**1,432.9**
Minus: Fees paid	**125.1**	**129.0**	**126.4**	**138.5**	**120.3**	**131.2**	**254.1**	**251.5**
Brokerage activities income	**409.3**	**739.5**	**221.4**	**313.8**	**416.4**	**(29.9)**	**1,148.8**	**386.5**
Foreign exchange operations	145.2	118.1	145.6	116.6	114.4	**142.2**	263.2	**256.6**
Securities trading	68.2	139.1	184.1	60.0	79.1	**(23.9)**	207.3	**55.2**
Unrealized gains on securities	171.5	509.6	18.7	183.6	123.7	**47.1**	681.1	**170.8**
Repurchase agreements	24.3	(27.3)	(127.0)	(46.4)	99.2	**(195.3)**	(2.9)	**(96.0)**
TOTAL OPERATING INCOME	**2,823.5**	**2,780.5**	**2,364.5**	**2,450.8**	**2,561.2**	**2,636.3**	**5,604.0**	**5,197.5**
Administrative and promotional expenses	**2,385.5**	**2,334.3**	**2,315.2**	**2,322.5**	**2,434.2**	**2,313.8**	**4,719.8**	**4,748.0**
Salaries	903.9	919.4	920.2	973.5	1,023.1	**990.8**	1,823.3	**2,013.9**
Administrative	1,285.8	1,219.3	1,205.5	1,159.2	1,219.3	**1,148.7**	2,505.1	**2,367.9**
Depreciation and amortization	195.7	195.6	189.5	189.8	191.8	**174.4**	391.3	**366.2**
NET OPERATING INCOME	**438.0**	**446.2**	**49.3**	**128.4**	**127.0**	**322.4**	**884.2**	**449.4**
Monetary Position, net (other)	14.6	67.5	71.8	163.1	14.6	**39.2**	82.0	**53.9**
Other income (expenses), net	199.9	313.2	94.8	60.3	122.3	**70.1**	513.1	**192.4**
NET INCOME BEFORE TAXES	**252.7**	**200.5**	**26.4**	**231.2**	**19.3**	**291.6**	**453.1**	**310.9**
Income tax and employee profit sharing	31.9	31.5	31.3	110.0	32.8	**38.4**	63.4	**71.2**
Deferred income tax	(97.1)	(74.4)	104.8	(59.0)	91.2	**(191.9)**	(171.5)	**(100.7)**
NET INCOME BEFORE SUBSIDIARIES	**123.7**	**94.6**	**99.8**	**62.3**	**77.7**	**61.3**	**218.3**	**139.0**
Undistributed income from subsidiaries	1.1	4.5	4.4	(1.4)	0.5	**15.3**	5.6	**15.8**
NET INCOME FROM CONTINUOUS OPERATIONS	**124.9**	**99.0**	**104.2**	**60.9**	**78.2**	**76.6**	**223.9**	**154.8**
Extraordinary items	-	-	-	-	-	**(27.6)**	-	**(27.6)**
Minority interest	0.0	0.0	(0.0)	0.0	0.0	**0.0**	0.0	**0.0**
NET INCOME (LOSS)	**124.9**	**99.0**	**104.2**	**60.9**	**78.2**	**49.0**	**223.9**	**127.2**

BITAL / BANCO INTERNACIONAL, S.A.

CONSOLIDATED STATEMENT OF VARIATIONS IN STOCKHOLDER'S EQUITY
For the period between December 31, 2001, and June 30, 2002

Millions of Constant Pesos	PAID-IN CAPITAL			EARNED CAPITAL				Valuation of non-monetary assets						
	Capital stock	Addi-tional paid-in capital	Mand. Conv. Subord. Deb-en-tures	Capital Reserves	Retained Earnings	Surplus (deficit) from valu-ation of available-for-sale securities	Net gains transla-tion of foreign transac-tions	Valuation of fixed assets	Valuation of permanent investments	Cumulative effect of restate-ment	Adjustments to retirement fund obligations	Net income (loss)	Minority Interest	Total Stock-holders' Equity
Balance as of December 31, 2001	1,503.7	1,423.8	2,544.3	3,861.4	**(113.2)**	**(4.3)**	12.5	900.6	180.3	**(2,875.5)**	-	389.0	0.0	**7,822.8**
MOVEMENTS DERIVED FROM STOCKHOLDERS' DECISIONS														
Transfer of net income from previous years	-	-	-	-	389.0	-	-	-	-	-	-	(389.0)	-	-
New shares	217.3	1,838.7	(1,145.3)	-	-	-	-	-	-	-	-	-	-	**910.6**
Provisions	-	-	-	(1,252.3)	(275.7)	-	-	-	-	-	-	-	-	**(1,528.1)**
Total	**217.3**	**1,838.7**	**(1,145.3)**	**(1,252.3)**	**113.2**	-	-	-	-	-	-	**(389.0)**	-	**(617.5)**
MOVEMENTS DERIVED FROM THE OPERATION														
Net income	-	-	-	-	-	-	-	-	-	-	-	**127.2**	-	**127.2**
MOVEMENTS DERIVED FROM THE RECOGNITION OF CERTAIN ACCOUNTING PRINCIPLES														
Accrued interest on debentures	-	-	(64.5)	-	-	-	-	-	-	-	-	-	-	**(64.5)**
Surplus (deficit) on valuation of trading securities	-	-	-	-	-	(79.0)	-	-	-	-	-	-	-	**(79.0)**
Valuation of non-monetary assets	-	-	-	-	-	-	-	116.5	89.1	(205.7)	-	-	-	-
Net gains translation of foreign transactions	-	-	-	-	-	-	(1.7)	-	-	-	-	-	-	**(1.7)**
Recognition of inflation in financial information:														
- Restatement of non-monetary assets	-	-	-	-	-	-	-	-	-	(9.8)	-	-	-	**(9.8)**
- Restatement of equity related items	2.7	23.0	-	(210.5)	-	-	-	-	-	-	-	-	-	**(184.7)**
- Restatement of other items	-	-	-	-	(0.0)	-	-	-	-	-	-	-	-	**(0.0)**
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	(0.0)	**(0.0)**
Total	**2.7**	**23.0**	**(64.5)**	**(210.5)**	**(0.0)**	**(79.0)**	**(1.7)**	**116.5**	**89.1**	**(215.5)**	-	-	**(0.0)**	**(339.8)**
Balance as of June 30, 2002	**1,723.7**	**3,285.5**	**1,334.5**	**2,398.6**	**(0.0)**	**(83.3)**	**10.8**	**1,017.2**	**269.4**	**(3,090.9)**	-	**127.2**	**0.0**	**6,992.7**

BITAL / BANCO INTERNACIONAL, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN THE FINANCIAL SITUATION
For the period between December 31, 2001, and June 30, 2002
Millions of Constant Pesos

OPERATIONS	
Net income (loss)	**127.2**
Items in net income that did not generate or require cash:	
Depreciation and amortization	366.2
Loan loss provisions	837.3
Provisions for debentures	38.0
Surplus (deficit) from mark-to-market	96.0
Deferred income tax and employee profit sharing	100.7
Equity in undistributed income from subsidiaries	(2.6)
Decrease of minority interest	(0.0)
	1,562.9
Increase (decrease) of items related to the operation:	
Increase in deposits, money counter & interbank funding	(5,870.4)
Decrease in interbank funding	(1,876.3)
Amortization of interbank funding	(158.4)
Decrease in loan portfolio	125.6
Increase in financial instrument treasury transactions	9,579.4
Decrease in other accounts receivable and payable, net	(1,511.0)
Net resources generated by operations	**1,851.6**
FINANCING ACTIVITIES	
Subordinated debentures issued	(26.7)
Reduction or issuance of capital	2,081.7
Amortization of subordinated debentures	(64.5)
Foreign agencies changes in fiscal results	(1.7)
Dividends paid in cash	(1,145.3)
Changes in fiscal results of agencies abroad	-
Net resources generated by financing activities	**843.4**
INVESTMENT ACTIVITIES	
Acquisition (sale) of fixed assets and long-term investments	(187.7)
Increase in deferred assets	(104.4)
Increase in loans to employees	-
Net resources generated by investment activities	**(292.1)**
Net increase in funds available	2,402.9
Funds available at beginning of the period	**51,150.1**
Funds available at the end of the period	**53,553.0**

BITAL / BANCO INTERNACIONAL, S.A.

RISK WEIGHTED ASSETS

Millions of Constant Pesos	*Jun. 30, 2001*		*Mar. 31, 2001*		***Jun. 30, 2002***	
	Risk Weighted Assets	*Required Capital*	*Risk Weighted Assets*	*Required Capital*	***Risk Weighted Assets***	***Required Capital***
Credit risk-weighted assets	**67,934**	**5,435**	**58,530**	**4,682**	**58,207**	**4,657**
Group I (0% weight)	0	0	0	0	0	0
Group II (20% weight)	13,510	1,081	8,736	699	8323	665.84
Group III (100% weight)	54,424	4,354	49,793	3,983	49884	3990.72
Unauthorized Operations	0	0	369	30	0	0
Market risk-weighted assets	**11,990**	**959**	**8,218**	**657**	**7,963**	**637**
Domestic currency operations in nominal rates	3,333	267	3,732	299	3962.5	317
Domestic currency operations in real rates or UDI denominated operations	3,264	261	1,665	133	1612.5	129
Foreign currency operations in nominal rates	1,954	156	1,560	125	850	68
UDI positions or indexed to inflation rates	72	6	17	1	12.5	1
Foreign currency positions or indexed to exchange rates	110	9	225	18	325	26
Capital stock positions or indexed to stock prices or indexes	3,258	261	1,018	81	1200	96
Total credit and market risk-weighted assets	**79,924**	**6,394**	**67,116**	**5,369**	**66,170**	**5,294**

NET CAPITAL

Millions of Constant Pesos	*2001 Jun. 30*	*2002 Mar. 31*	***2002 Mar. 30***	***Growth Jun.-Mar.***	***Jun.-Jun.***
Basic Capital	**6,342**	**4,181**	**4,185**	**0.1%**	**-34.0%**
Stockholder's equity	5,056	5,562	**5,658**	1.7%	11.9%
Subordinated debentures	2,618	1,470	**1,329**	-9.6%	-49.2%
Minus					
Investments on subordinated debentures	55	40	**47**	18.9%	-15.3%
Investments in financial entities	113	131	**133**	1.8%	17.6%
Investments in non-financial entities	625	292	**0**	-100.0%	-100.0%
Loans issued for the acquisition of the Group's of Bank's shares	113	109	**108**	-1.3%	-4.5%
Deferred taxes	0	1,981	**2,179**	10.0%	n.a.
Installation expenses and other intangibles	425	295	**335**	13.6%	-21.2%
Other assets	0	4	**0**	-100.0%	n.a.
Supplementary Capital	**2,210**	**1,988**	**1,945**	**-2.2%**	**-12.0%**
Debentures and other capitalization instruments	1,577	1,320	**1,305**	-1.2%	-17.2%
Allowance for loan losses	640	672	**640**	-4.7%	0.0%
minus					
Subordinated debt	6	4	**0**	-100.0%	-100.0%
Net Capital	**8,552**	**6,169**	**6,130**	**-0.6%**	**-28.3%**

RISK-RATED LOANS

Millions of Constant Pesos

Risk	%	Amount		% Provisioned	Amount
A	46.1%	30,546		0.6%	182
B	12.5%	8,306		5.7%	473
C	3.7%	2,480		35.3%	877
D	2.0%	1,331		69.6%	927
E	4.7%	3,126		93.1%	2,911
Subtotal	**69.0%**	**45,789**			5,370
Plus:			Plus:		
Excepted loans	31.0%	20,533	Past due interests on current loans		317
Total loans	**100.0%**	**66,322**	Required provisions		5,687
			Existing allowance		7,187
			Excess		1,500

NOTES:

1. The accounting information relative to the loan portfolio corresponds to the monthly evaluation as of June 30, 2002, and is included with the financial statements of such date.
2. According to the rules for the rating of the loan portfolio, the Institution has to rate at least 80% of the total portfolio on an individual basis.
3. The risk-rated loan portfolio includes contingent operations shown in memorandum accounts.
4. The result of total loans differs by MXP 2.5 Million with the figure shown in the balance sheet.

RISK-RATED LOANS BY TYPE OF RISK

Millions of Constant Pesos

	Commercial Loans and Financial Entities		***Consumer Loans and Credit Cards***		***Mortgages***		***Consolidated Total***	
	Loans	*Provisions*	*Loans*	*Provisions*	*Loans*	*Provisions*	*Loans*	*Provisions*
	47,934	**3,081**	**10,298**	**2,007**	**8,090**	**599**	**66,322**	**7,187**
"A"	21,201	128	6,274	32	3,069	22	30,544	182
"B"	2,416	161	1,910	191	3,972	122	8,298	474
"C"	1,371	511	402	180	683	185	2,456	876
"D"	513	402	380	278	342	246	1,235	926
"E"	1,718	1,695	1,223	1,217	0	0	2,941	2,912
Excepted (Federal Government)	20,531	-	-	-	-	-	20,531	-
Past due interest	184	184	109	109	24	24	317	317
Additional provisions								1500

The Mexican Banking Association defined as problem loans those rated as "D" and "E", regardless weather they are in a current or non-performing status.

LOAN PORTFOLIO BY CURRENCY

Millones of Pesos

	CURRENT LOANS					*NON-PERFORMING*			
	Commercial	*Financial Entities*	*Consumer*	*Mortgage*	*Government*	*Commercial*	*Financial Entities*	*Consumer*	*Mortgage*
Pesos	15,220	1,912	8,744	3,854	1,367	1,329	6	1,542	358
Dlls	5,659	74	8	3	0	1,062	3	3	0
UDIS.B	289	0	0	3,772	1,263	217	0	0	203
TOTAL	21,168	1,986	8,752	7,629	2,630	2,608	9	1,545	561

SUPPORT PROGRAMS

UDI Trusts, Punto Final and other programs

Millions of Constant Pesos	*2001*								*2002*			
	1Q01		*2Q01*		*3Q01*		*4Q01*		*1Q02*		***2Q02***	
	Amount	*Cost*	*Amount*	*Cost*	*Amount*	*Cost*	*Amount*	*Cost*	*Amount*	*Cost*	*Amount*	*Cost*
Mortgage	4,605	48	4,394	60	4,299	46	4,149	41	4,067	40	**3,973**	**35**
Commercial	861	5	792	4	733	4	648	2	577	2	**508**	**2**
Government	1,323	17	1,310	16	1,298	17	1,286	11	1,278	15	**1,263**	**11**
Consumer	4	-	4	-	4	-	-	-	-	-	-	-
Total	**6,793**	**70**	**6,500**	**80**	**6,334**	**66**	**6,084**	**54**	**5,922**	**57**	**5,744**	**48**

Cost represents interests paid to Banxico for funding of support programs.

INVESTMENT IN SECURITIES

Millions of Constant Pesos	*2001* *1Q01*	*2Q01*	*3Q01*	*4Q01*	*2002* *1Q02*	***2Q02***
Tradable securities	**5,580**	**1,801**	**1,605**	**11,871**	**5,771**	**2,231**
Government securities	0	0	1	1	1	**1**
Industrial and commercial CDs	20	22	22	11	11	**11**
Bank bonds	3,727	59	0	10,667	4,408	**1,109**
Capital stock	883	866	757	460	688	**444**
Sovereign debt	950	853	826	733	663	**666**
Other	0	1	0	0	0	**0**
Available for sale securities	**1,939**	**1,267**	**980**	**798**	**1,542**	**706**
Industrial and commercial CDs	100	0	0	0	0	**0**
Debentures and other securities	1,443	1,262	976	793	1,537	**701**
Capital stock	396	5	5	5	5	**5**
Securities held to maturity	**3,362**	**3,336**	**3,363**	**3,272**	**3,180**	**3,244**
Sovereign debt	980	931	898	854	784	**844**
Commercial and industrial subordinated debt	2	2	2	2	2	**2**
Industrial and commercial CDs	17	0	0	0	0	**0**
Special Cetes (net)	1,820	1,896	1,931	1,915	1,902	**1,865**
Other debt instruments	543	507	532	501	491	**533**
TOTAL INVESTMENT IN SECURITIES	**10,881**	**6,404**	**5,948**	**15,941**	**10,492**	**6,181**

Total investment in securities shows a decreas of MXP 4,311 Million, which is mainly the result of the maturity of a Bank Note of MXP 3,299 Million, the selling of Camesa shares for MXP 281 Million and UMS global bonds for MXP 667 Million.

OPERATIONS WITH DERIVATIVES
As of June 30, 2002

Millions of Constant Pesos	*Futures* *Assets*	*Liabilities*	*Forward Contracts* *Assets*	*Liabilities*	*Options* *Assets*	*Liabilities*	*Swaps* *Assets*	*Liabilities*
Tradable								
Pesos	-	-	-	-	-	-	-	-
Dollars	-	-	1.6	1.7	-	-	-	-
Rates	800.0	800.0	-	-	-	-	-	-
Hedging								
Pesos	-	-	4.8	292.1	-	-	-	-
Dollars	-	-	31.2	0.5	-	-	-	-
Rates	-	-	0.0	0.0	-	-	-	-

REPO OPERATIONS

Millions of Constant Pesos	*2001* *Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*	*2002* *Mar. 31*	***Jun. 30***
Government securities receivable	46,373	42,371	47,282	53,161	50,365	**48,142**
Bank bonds receivable	21,625	26,288	22,296	14,152	19,271	**21,344**
Internal bonds receivable	387	958	37	2	-	**0**
Surplus from mark-to-market	99	74	(83)	(43)	94	**(68)**
Interest receivable	327	125	166	83	77	**56**
TOTAL RECEIVABLE ON REPO OPERATIONS	**68,811**	**69,817**	**69,698**	**67,354**	**69,807**	**69,474**
Government securities payable	10,878	6,064	12,878	22,324	19,295	**16,990**
Bank bonds payable	2,138	2,984	-	-	506	**1,000**
Surplus from mark-to-market	(3)	-	(44)	(52)	2	**(4)**
Interest payable	317	116	160	176	42	**46**
TOTAL PAYABLE ON REPO OPERATIONS	**13,330**	**9,164**	**12,994**	**22,448**	**19,844**	**18,032**

RANK OPERATIONS
As of June 30, 2002

Millions of Constant Pesos

Date of Operation	Face Value	Instrument		Interest Rate	Duration	No. of units	Liquidation Value
SECURITIES RECEIVABLE UNDER RANK OPERATIONS							
27-06-02	120.0	Government	Bonds	9.51	883-885	1,200,000	123.4
27-06-02	330.0	Government	Bonds	9.64	204-206	3,300,000	364.4
27-06-02	400.0	Government	Cetes	8.90	32-38	40,000,000	396.2
28-06-02	470.0	Government	Bonds	9.45	203-205	4,700,000	519.6
Total	**1,320.0**						**1,403.6**
SECURITIES DELIVERABLE UNDER RANK OPERATIONS							
27-06-02	50.0	Government	Bonds	9.63	204-206	500,000	55.2
27-06-02	44.8	Government	Cetes	9.00	77-80	4,481,100	43.9
28-06-02	220.0	Government	Bonds	9.40	203-205	2,200,000	243.2
27-06-02	100.0	Government	Cetes	9.00	45	10,000,000	98.9
Total	**414.8**						**441.3**

BROKERAGE ACTIVITIES

Millions of Constant Pesos	*2001*				*2002*	
	1Q01	*2Q01*	*3Q01*	*4Q01*	*1Q02*	***2Q02***
Securities trading	203	581	66	227	127	**70**
Capital Stock trading	36	70	141	33	69	**(51)**
Mark-to-market of securities and capital stock	23	(27)	(126)	(47)	100	**(185)**
Mark-to-market of derivatives	1	(1)	(1)	0	(1)	**(9)**
Foreign currency trading	157	115	142	112	113	**115**
Total	**420**	**738**	**223**	**325**	**408**	**(60)**
Dividends	0	2	1	0	0	**13**

DEFERRED TAXES

Millions of Constant Pesos	*2002*			*2002*	
	Jun. 30	*Sep. 30*	*Dec. 31*	*Mar. 31*	***Jun. 30***
Loan loss provisions	2532.7	2638.0	2425.0	2958.7	**2764.0**
Mark-to-market	105.7	188.0	174.1	227.0	**246.0**
Fiscal losses	566.4	445.5	492.6	1486.5	**1428.0**
Other concepts	(191.6)	-	-	-	-
	3013.3	**3271.5**	**3091.6**	**4672.2**	**4438.0**
Effect of new D-4 Bulletin	(460.7)	(615.9)	(555.0)	(497.5)	**(491.0)**
Total deferred taxes	**2552.6**	**2655.6**	**2536.6**	**4174.7**	**3947.0**

ECONOMIC VARIABLES

	2001				*2002*	
	1Q01	*2Q01*	*3Q01*	*4Q01*	*1Q02*	*2Q02*
Consumer Price Index (1994=100)	340.381	343.694	348.042	351.418	356.247	360.670
Inflation for the quarter	1.12%	0.97%	1.27%	0.97%	2.36%	2.63%
Accumulated inflation	5.96%	4.94%	3.63%	2.63%	1.24%	0.00%
Exchange rate used (MXP/USD)	9.4933	9.0708	9.5098	9.1695	9.0160	9.9568
Value of the UDI (MXP/UDI)	2.948175	2.988269	3.012574	3.055273	3.087807	3.128782
Restatement Factor	1.061261	1.047022	1.038574	1.024060	1.013270	1.000000